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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,        January                                       2007
                         ----------------------------------------   -----------
Commission File Number   000-29898
                         ----------------------------------------   -----------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                     Form 40-F    X
                       ----------                      ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                           No  X
                  ----------                  ----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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


                   DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

  1 Additional financial information on the preliminary results for the three months and six months ended September 2, 2006.

  2 Additional financial information on the preliminary results for the three months and nine months ended December 2, 2006.



This Report on Form 6-K is incorporated by reference into: (i) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294); and
(ii) the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on October 21, 2002 (File No. 333-100684).

                                                                     DOCUMENT 1

                           RESEARCH IN MOTION LIMITED
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

January 16, 2007

EXPLANATORY NOTE

On September 28, 2006, Research In Motion Limited ("RIM" or the "Company") publicly announced that the Audit Committee of its Board of Directors was completing a management-initiated, voluntary review of RIM's historical option granting practices. As a result of the recusal of two members of the Audit Committee, who are also members of RIM's Compensation Committee, the review is being continued by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the "Special Committee"). The Special Committee is being assisted in this regard by external legal counsel and external accounting consultants in both Canada and the United States. The Special Committee has made a preliminary determination that, under United States generally accepted accounting principles ("U.S. GAAP") pursuant to which RIM prepares its financial statements, certain accounting errors were made in connection with the administration of certain historical stock options granted and has made a preliminary determination that a restatement of RIM's historical financial statements will be required to reflect this. Although the review is ongoing, it is expected that the potential effect of any such restatement will be to increase the amount of non-cash charges associated with past option grants and thereby reduce the amount of RIM's previously reported U.S. GAAP earnings and related consolidated retained earnings which will be offset by similar adjustments to either the capital stock or paid-in capital accounts within shareholders' equity. The Company has had communications with both the United States Securities and Exchange Commission (the "SEC") and the Ontario Securities Commission (the "OSC") about its internal review of its stock option grants, and intends to continue to cooperate with the SEC and the OSC.

On September 28, 2006, RIM publicly announced its preliminary operating results for the second quarter of fiscal 2007 (the "Preliminary Q2 Results") and on December 21, 2006, RIM publicly announced its preliminary operating results for the third quarter of fiscal 2007 (the "Preliminary Q3 Results"). The Preliminary Q2 Results and the Preliminary Q3 Results are considered preliminary pending the restatement related to RIM's historical non-cash charges associated with past option grants. On September, 28, 2006, RIM had made preliminary determinations based on the information it had at that point in time, that the amount of such non-cash charges would be approximately $25-$45 million over the period since RIM's initial public offering in 1997. On October 13, 2006, RIM announced that in connection with the ongoing review, and subsequent to September 28, 2006, RIM identified an additional error under U.S. GAAP that will require a further adjustment to its historical financial statements. The net effect of the additional error will be to substantially increase the amount of RIM's September 28, 2006 estimate of the non-cash charges associated with the past stock option grants and thereby reduce the amount of RIM's previously reported U.S. GAAP earnings over the periods to be restated. As previously disclosed, the Company does not currently anticipate a material adjustment to the Preliminary Q2 Results or the Preliminary Q3 Results or to current or future fiscal years' operating results as a result of the restatement.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

As a result of the ongoing review, RIM has delayed the filing of its consolidated financial statements and Management's Discussion & Analysis of Financial Condition and Results of Operations ("MD&A") for the second and third quarters of fiscal 2007 in order for the review to be completed. The Company expects to file with the OSC and other Canadian securities regulators and furnish to the SEC its consolidated financial statements and related MD&A for the second and third quarters of fiscal 2007 and its restated historical consolidated financial statements and related MD&A prior to its fiscal year end of March 3, 2007.

In the meantime, RIM has complied with, and intends to continue to comply with, the alternative information guidelines recommended by OSC Policy 57-603 "Defaults by Reporting Issuers in Complying with Financial Statement Filing Requirements" and Canadian Securities Administrators Staff Notice 57-301 by providing bi-weekly updates on its affairs and progress with respect to remedying the financial statements default and the review of its historical option granting practices by way of press release. In addition, in order to provide as much information to shareholders as possible prior to the Company's financial statement and MD&A filings for the second and third quarter of fiscal 2007 and while its management-initiated, voluntary review is ongoing, the Company advised the OSC that it intended to disclose additional financial information beyond the information provided with the Preliminary Q2 Results and the Preliminary Q3 Results, including a narrative explanation of the Company's operating performance during those quarters and certain additional financial information relating to balance sheet accounts (the "Additional Financial Information"). The Additional Financial Information included in this document is being filed with Canadian securities regulators and furnished to the SEC in furtherance of such undertaking.

Readers are cautioned that this Additional Financial Information should not be considered a complete MD&A pursuant to National Instrument 51-102 ("NI-51-102") nor should this Additional Financial Information be considered to be complete consolidated financial statements for the second and third quarters of fiscal 2007 as certain information normally contained in RIM's MD&A, consolidated financial statements and the notes to such financial statements is not included in this Additional Financial Information. As noted above, complete consolidated financial statements and MD&A prepared in accordance with NI 51-102 for the second and third quarters of fiscal 2007 will be filed with the OSC and furnished to the SEC once the review of the Company's historical option practices has been completed together with the required restatements of the historical consolidated financial statements.

Readers are further cautioned that this Additional Financial Information is preliminary and does not reflect any adjustments that may be required to RIM's historical consolidated financial statements (including a restatement of the consolidated financial statements for the prior year comparative periods as set forth herein) as a result of the completion of the Company's management-initiated, voluntary review of its historical option granting practices. As noted above, the Company does not currently anticipate a material adjustment to the Preliminary Q2 Results or the Preliminary Q3 Results, or the financial information relating to the second quarter of fiscal 2007 contained in this Additional Financial Information, or to current or future financial years' operating results as a result of any restatements with respect to past option grants. However, the review is ongoing and the Preliminary Q2 Results, Preliminary Q3 Results and the financial information relating to the second quarter of fiscal 2007 contained in this Additional Financial Information may be subject to adjustment as a result of a restatement of RIM's historical financial statements.

This Additional Financial Information is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated. This Additional Financial Information is prepared as of January 16, 2007.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

All financial information herein has been derived from financial information which has been prepared and presented in accordance with U.S. GAAP. This Additional Financial Information has been prepared by management of the Company and is unaudited.

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

    o RIM's ongoing management-initiated, voluntary review of historical option granting practices, including statements regarding: preliminary determinations and expectations regarding the financial impact of the review on RIM's historical, current and future financial results; the anticipated timing of filing consolidated financial statements and
         MD&A;  and  RIM's   intention  to  provide   regular   updates  to  its
         shareholders;
    o the Company's estimates regarding revenue sensitivity for the effect of a change in ASP on its device revenue;
    o the Company's estimates of purchase obligations and other contractual commitments; and
    o the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, some of which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

    o risks related to the Company's ongoing management-initiated, voluntary review of historical option granting practices, including: determinations made by the Special Committee, outside advisors and others with respect to the ongoing review; unanticipated developments and delays encountered during the ongoing review; developments regarding RIM's ongoing communications with the SEC and OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and the interpretation of such guidance;
    o third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;
    o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
    o RIM's ability to obtain rights to use software or components supplied by third parties;
    o RIM's ability to enhance current products and develop and introduce new products;
    o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
    o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;
    o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base and to accurately report subscriber account activations and deactivations to RIM on a timely basis;

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

    o fluctuations in RIM's quarterly financial results and difficulties in forecasting the growth rate for BlackBerry subscriber accounts;
    o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
    o intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position;
    o    the continued quality and reliability of RIM's products;
    o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
    o effective management of growth and ongoing development of RIM's service and support operations;
    o    risks associated with acquisitions;
    o    risks associated with RIM's expanding foreign operations;
    o    RIM's dependence on a limited number of significant customers;
    o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
    o dependence on key personnel and RIM's ability to attract and retain key personnel;
    o reliance on third-party network infrastructure developers and software platform vendors;
    o    foreign exchange risks;
    o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
    o RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;
    o    risks associated with short product life cycles;
    o    government regulation of wireless spectrum and radio frequencies;
    o restrictions on import of RIM's products in certain countries due to encryption of the products;
    o    the costs and burdens of compliance with new government regulations;
    o    continued use and expansion of the Internet;
    o    regulation, certification and health risks; and
    o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, software development tools and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft(R) Outlook(R), Lotus Notes(R), Novell(R) GroupWise(R), MSN(R)/Hotmail, Yahoo! Mail(R), POP3/ISP email and others.

RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.

RIM generates service revenues from billings to its BlackBerry subscriber base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier's responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server(TM) ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and
(iv) technical support.

RIM also offers the BlackBerry Connect(TM) and BlackBerry Built-In(TM) Licensing Programs which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting "push"-based BlackBerry wireless services.

Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services ("NRE").

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Critical Accounting Policies and Estimates

General

The preparation of the consolidated financial statements of the Company requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except as noted below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at March 4, 2006.

Share-Based Payment

In the first quarter of fiscal 2007, the Company adopted the provisions of Statement of Financial Accounting Standard 123(R) ("SFAS 123(R)") Share-Based Payment. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the requisite service period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company is using the modified prospective transition ("MPT") method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company's fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company's net income for the six months ended September 2, 2006 was $8.7 million lower, or $0.05 per share basic and diluted, than if the Company had continued to account for share-based payments under Accounting Principles
Board Opinion 25 ("APB 25"). Readers are cautioned that this Additional Financial Information is preliminary and does not reflect any adjustments that may be required to RIM's historical consolidated financial statements (including a restatement of the consolidated financial statements for the prior year comparative periods as set forth herein) as a result of the completion of the Company's management-initiated, voluntary review of its historical option granting practices. As noted above, the Company does not currently anticipate a material adjustment to the Preliminary Q2 Results or the Preliminary Q3 Results, or the financial information relating to the second quarter of fiscal 2007 contained in this Additional Financial Information, or to current or future financial years' operating results as a result of any restatements with respect to past option grants. However, the review is ongoing and the Preliminary Q2 Results, Preliminary Q3 Results and the financial information relating to the second quarter of fiscal 2007 contained in this Additional

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Financial Information may be subject to adjustment as a result of a restatement of RIM's historical financial statements.

Common Shares Outstanding

On January 12, 2007, there were 185.7 million voting common shares, 6.5 million options to purchase voting common shares and no Restricted Share Units outstanding.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Summary of Preliminary Results of Operations - Second Quarter of Fiscal 2007 Compared to the Second Quarter of Fiscal 2006

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at September 2, 2006 and August 27, 2005:


                                                     As at and for the Three Months Ended                Change
                                                   September 2, 2006          August 27, 2005          Q2 Fiscal
                                                                                                       2007/2006
                                        -----------------------------------------------------------------------------
                                                      (in thousands, except for per share amounts)
                                        -----------------------------------------------------------------------------

Revenue                                        $   658,541     100.0%    $   490,082        100.0%     $ 168,459

Cost of sales                                      288,369      43.8%        221,067         45.1%        67,302
                                        -----------------------------------------------------------------------------
Gross margin                                       370,172      56.2%        269,015         54.9%       101,157
                                        -----------------------------------------------------------------------------
Expenses

 Research and development                           55,622       8.4%         37,677          7.7%        17,945

 Selling, marketing and administration             115,860      17.6%         72,263         14.7%        43,597

 Amortization                                       18,453       2.8%         11,549          2.4%         6,904
                                        -----------------------------------------------------------------------------
  Sub-total                                        189,935      28.8%        121,489         24.8%        68,446
                                        -----------------------------------------------------------------------------
Litigation (1)                                           -       0.0%          6,640          1.4%        (6,640)
                                        -----------------------------------------------------------------------------
                                                   189,935      28.8%        128,129         26.1%        61,806
                                        -----------------------------------------------------------------------------
Income from operations                             180,237      27.4%        140,886         28.7%        39,351

Investment income                                   12,606       1.9%         15,700          3.2%        (3,094)
                                        -----------------------------------------------------------------------------
Income before income taxes                         192,843      29.3%        156,586         32.0%        36,257

Provision for income taxes (2)                      52,066       7.9%         45,531          9.3%         6,535
                                        -----------------------------------------------------------------------------
Net income                                     $   140,777      21.4%    $   111,055         22.7%      $ 29,722
                                        =============================================================================
Earnings per share
 Basic                                         $      0.76               $      0.58                    $   0.18
                                        ==================             =================              ===============
 Diluted                                       $      0.74               $      0.56                    $   0.18
                                        ==================             =================              ===============

Weighted-average number of shares
  outstanding ('000's)
  Basic                                            185,054                   190,896
  Diluted                                          189,627                   198,417

Total assets                                   $ 2,495,730               $ 2,943,160
Total liabilities                              $   400,015               $   702,634
Total long-term liabilities                    $    37,076               $     6,602
Shareholders' equity                           $ 2,095,715               $ 2,240,526

                                       8

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results
           For the Three Months and Six Months Ended September 2, 2006

Notes:
------
(1)  See "Results of Operations - Litigation".
(2)  See "Results of Operations - Income Taxes".


Executive Summary

Revenue increased by $168.4 million, or 34.4%, to $658.5 million in the second quarter of fiscal 2007 compared to $490.1 million in the preceding year's second quarter. The number of BlackBerry devices sold increased by 401,000, or 41.8%, to approximately 1,360,000 in the second quarter of fiscal 2007, compared to approximately 959,000 during the second quarter of fiscal 2006. Service revenue increased by $42.9 million to $128.4 million, reflecting the Company's increase in BlackBerry subscriber accounts during the period. Software revenue decreased by $2.4 million to $38.2 million in the second quarter of fiscal 2007.

The Company's net income increased by $29.7 million to $140.8 million, or $0.76 basic earnings per share ("basic EPS") and $0.74 diluted earnings per share ("diluted EPS"), in the second quarter of fiscal 2007, compared to $111.1 million, or $0.58 basic EPS and $0.56 diluted EPS in the second quarter of fiscal 2006. The $29.7 million increase in net income in the second quarter of fiscal 2007 primarily reflects an increase in gross margin in the amount of $101.2 million, which was partially offset by an increase of $61.5 million in the Company's research and development and sales and marketing programs. Fiscal 2007 second quarter net income also includes the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $4.3 million.

A more comprehensive analysis of these factors is contained in "Results of Operations".

Results of Operations

Three months ended September 2, 2006 compared to the three months ended August 27, 2005

Revenue

Revenue for the second quarter of fiscal 2007 was $658.5 million, an increase of $168.4 million, or 34.4%, from $490.1 million in the second quarter of fiscal 2006.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

A comparative breakdown of the significant revenue streams is set forth in the following table:


                                                                               Change - Fiscal
                               Q2 Fiscal 2007         Q2 Fiscal 2006             2007/2006
                           ---------------------------------------------------------------------


Number of devices sold       1,360,000                959,000                401,000     41.8%
                           ============           ============            ======================
ASP                        $       349             $      357              $      (8)    (2.2%)
                           ============           ============            ======================
Revenues
 Devices                   $   474,612    72.1%    $  342,574   69.9%      $ 132,038     38.5%
 Service                       128,365    19.5%        85,468   17.4%         42,897     50.2%
 Software                       38,154     5.8%        40,554    8.3%         (2,400)    (5.9%)
 Other                          17,410     2.6%        21,486    4.4%         (4,076)   (19.0%)
                           ---------------------------------------------------------------------
                           $   658,541   100.0%    $  490,082  100.0%      $ 168,459     34.4%
                           =====================================================================


Device revenue increased by $132.0 million, or 38.5%, to $474.6 million, or 72.1% of consolidated revenue, in the second quarter of fiscal 2007 compared to $342.6 million, or 69.9% of consolidated revenue, in the second quarter of fiscal 2006. This increase in device revenue over the prior year's period is attributable to a volume increase of 401,000 devices, or 41.8%, to approximately 1,360,000 devices sold in the current fiscal quarter, compared to approximately 959,000 devices sold in the second quarter of fiscal 2006. In addition to new devices being sold to new users, device upgrades continued to be strong in the second quarter of fiscal 2007 as a result of new product launches. ASP decreased by $8, or 2.2%, to $349 in the current quarter from $357 in the second quarter of fiscal 2006 due primarily to a change in the BlackBerry device mix.

The Company estimates that a $10 or 2.9% change in overall ASP would result in a quarterly revenue change of approximately $14 million based upon the Company's volume of devices shipped in the second quarter of fiscal 2007.

Service revenue increased $42.9 million, or 50.2%, to $128.4 million and comprised 19.5% of consolidated revenue in the second quarter of fiscal 2007, compared to $85.5 million, or 17.4% of consolidated revenue in the second quarter of fiscal 2006. BlackBerry subscriber account additions increased by net 705,000 to approximately 6.2 million subscriber accounts as at September 2, 2006 with approximately 26% of RIM's subscriber account base being outside of North America, compared to an increase of net 620,000 during the second quarter of fiscal 2006 to approximately 3.7 million subscriber accounts as at August 27, 2005.

Software revenue decreased $2.4 million to $38.2 million and comprised 5.8% of consolidated revenue in the second quarter of fiscal 2007, compared to $40.6 million, or 8.3% of consolidated revenue, in the second quarter of fiscal 2006 as software continued to be used as a tool in enterprise marketing programs in fiscal 2007.

Other revenue, which primarily includes accessories, repair and maintenance programs, NRE and sundry, decreased by $4.1 million to $17.4 million in the second quarter of fiscal 2007 compared to $21.5 million in the second quarter of fiscal 2006. The majority of the decrease was attributable to decreases in NRE and accessories revenues, offset in part by an increase in non-warranty repairs.

Gross Margin

Gross margin increased by $101.2 million, or 37.6%, to $370.2 million, or 56.2% of revenue, in the second quarter of fiscal 2007, compared to $269.0 million, or 54.9% of revenue, in the same period of the previous

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

fiscal year. Gross margin percentage increased in the second quarter of fiscal 2007 primarily due to favorable changes in BlackBerry device mix, improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations. This was offset, in part, by a decline in software revenues of $2.4 million to $38.2 million comprising 5.8% of the total revenue mix in the second quarter of fiscal 2007, compared to $40.6 million and 8.3% respectively in the second quarter of fiscal 2006.

Research  and   Development,   Selling,   Marketing  and   Administration,   and
Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended September 2, 2006 compared to the quarter ended June 3, 2006 and the quarter ended August 27, 2005. The Company believes it is meaningful to provide a comparison between the second quarter and the first quarter of fiscal 2007 given the quarterly increases in revenue realized by the Company during fiscal 2007.


                                             Three Month Fiscal Periods Ended
                           ---------------------------------------------------------------
                               September 2, 2006      June 3, 2006      August 27, 2005
                           ---------------------------------------------------------------

                                         % of               % of                 % of
                                $       Revenue       $    Revenue       $      Revenue
                           ---------------------------------------------------------------
Revenue                      $ 658,541             $ 613,116          $ 490,082
                           ---------------------------------------------------------------
Research and development     $  55,622   8.4%      $  51,518   8.4%   $  37,677    7.7%
Selling, marketing and
  administration               115,860  17.6%        107,255  17.5%      72,263   14.7%
Amortization                    18,453   2.8%         16,071   2.6%      11,549    2.4%
                           ---------------------------------------------------------------
                             $ 189,935  28.8%      $ 174,844  28.5%   $ 121,489   24.8%
                           ===============================================================


Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology and office infrastructure support and travel.

Research and development expenditures increased by $17.9 million to $55.6 million, or 8.4% of revenue, in the quarter ended September 2, 2006, compared to $37.7 million, or 7.7% of revenue, in the second quarter of fiscal 2006. The majority of the increase during the second quarter of fiscal 2007 compared to the second quarter of fiscal 2006 was attributable to salaries and benefits, travel and office expenses, as well as related staffing infrastructure costs.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting, and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $43.6 million to $115.9 million, or 17.6% of revenue, for the second quarter of fiscal 2007 compared to $72.3 million, or 14.7% of revenue, for the comparable period in fiscal 2006. The net increase of $43.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, salary and benefit expense primarily as a result of increased personnel, consulting and external advisory fees, travel and office expenses, as well as related staffing infrastructure costs.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $6.9 million to $18.5 million for the second quarter of fiscal 2007 compared to $11.5 million for the comparable period in fiscal 2006. The increased amortization expense in the second quarter of fiscal 2007 primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during fiscal 2006 and the first quarter of fiscal 2007.

Litigation

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004, the Company was the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents.

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This settlement amount included money already escrowed by RIM as of March 3, 2006. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $6.6 million in the second quarter of fiscal 2006 to account for incremental current and estimated legal and professional fees in connection with this litigation.

Investment Income

Investment income decreased by $3.1 million to $12.6 million in the second quarter of fiscal 2007 from $15.7 million in the comparable period of fiscal 2006. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year's quarter resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company's Common Share Repurchase Program in the amount of $595.1 million offset, in part, by improved interest rate yields.

Income Taxes

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

For the second quarter of fiscal 2007, the Company's income tax expense was $52.1 million resulting in an effective tax rate of 27.0% compared to an income tax expense of $45.5 million or an effective tax rate of 29.1% in the second quarter of fiscal 2006.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company's net income increased by $29.7 million to $140.8 million, or $0.76 basic EPS and $0.74 diluted EPS, in the second quarter of fiscal 2007 compared to $111.1 million, or $0.58 basic EPS and $0.56 diluted EPS, in the second quarter of fiscal 2006. The $29.7 million increase in net income in the second quarter of fiscal 2007 reflects primarily an increase in gross margin in the amount of $101.2 million which was partially offset by an increase of $61.5 million in the Company's research and development and sales and marketing programs. The fiscal 2007 second quarter net income also includes the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $4.3 million, or $0.03 diluted EPS.

The weighted average number of shares outstanding was 185.1 million common shares for basic EPS and 189.6 million common shares for diluted EPS for the quarter ended September 2, 2006 compared to 190.9 million common shares for basic EPS and 198.4 million common shares for diluted EPS for the comparable period last year.

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and investments decreased by $91.3 million to $1.16 billion as at September 2, 2006 from $1.26 billion as at June 3, 2006. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at September 2, 2006.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.


                                                       As at         As at
                                                    September 2      June 3     Change -
                                                       2006           2006       Q2/Q1
                                                 ------------------------------------------

Cash and cash equivalents                          $  459,648   $   556,874   $ (97,226)
Short-term investments                                237,670       166,275      71,395
Investments                                           467,324       532,749     (65,425)
                                                 ------------------------------------------
Cash, cash equivalents, short-term investments
and investments                                    $1,164,642   $ 1,255,898   $ (91,256)
                                                 ==========================================


                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Three months ended September 2, 2006 compared to the three months ended August 27, 2005

Operating Activities

Cash flow provided by operating activities was $250.6 million in the second quarter of fiscal 2007, compared to cash flow provided by operating activities of $174.0 million in the second quarter of the preceding fiscal year, representing an increase of $76.6 million. The table below summarizes the key components of this net increase.


                                                 Three Months Ended             Change - Fiscal
                                         September 2, 2006   August 27, 2005      2007/2006
                                      ----------------------------------------------------------
Net income                              $   140,777            $   111,055        $   29,722

Amortization                                 30,590                 20,967             9,623
Deferred income taxes                        21,422                 31,532           (10,110)

Changes in:
  Trade receivables                          19,993                 (6,742)           26,735
  Other receivables                            (521)                (4,219)            3,698
  Inventory                                 (61,228)                (3,530)          (57,698)
  Accounts payable                           42,042                 40,698             1,344
  Accrued liabilities                        25,915                  3,557            22,358
  All other                                  31,575                  5,135            26,440
                                      ----------------------------------------------------------
Changes in working capital items -
  before NTP litigation items               250,565                198,453            52,112

  Litigation provision                            -                  2,826            (2,826)
  Restricted cash                                 -                (27,311)           27,311
                                      ----------------------------------------------------------
Cash provided by operating activities   $   250,565            $   173,968        $   76,597
                                      ==========================================================


Financing Activities

Cash flow used in financing activities was $197.1 million for the second quarter of fiscal 2007 compared to cash flow provided by financing activities of $3.3 million in the fiscal 2006 comparable period. The use of cash in the second quarter of fiscal 2007 was primarily attributable to the repurchase of
3.2 million common shares in the amount of $203.9 million pursuant to the Company's Common Share Repurchase Program.


Investing Activities

Cash flow used in investing activities for the second quarter of fiscal 2007 was $151.3 million and included a business acquisition of $72.6 million, capital asset additions of $68.6 million and intangible asset expenditures of $8.6 million. For the second quarter of the prior fiscal year, cash flow used in investing activities was $6.6 million and included capital asset expenditures of $55.7 million and intangible asset expenditures of $3.6 million partially offset by transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity, in the amount of $52.6 million.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at September 2, 2006:


                                                                One to                  Greater
                                                  Less than      Three     Four to     than Five
                                        Total      One Year      Years    Five Years     Years
                                     -----------------------------------------------------------
Long-term debt                       $     7,161  $     278   $   6,883   $     -    $       -
Operating lease obligations               70,969      8,121      24,003    10,884       27,961
Purchase obligations and commitments   1,079,469    955,969     123,500         -            -
                                     -----------------------------------------------------------
Total                                $ 1,157,599  $ 964,368   $ 154,386   $ 10,884   $  27,961
                                     ===========================================================


Purchase obligations and commitments of $1.08 billion as of September 2, 2006, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company may also be liable for certain key suppliers' component part inventories and purchase commitments if the Company's changes to its demand plans adversely affects these certain key suppliers.

As of September 2, 2006, the Company has commitments on account of capital expenditures of approximately $46 million included in the $1.08 billion above, primarily for land and building, manufacturing and information technology, including service operations.

The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.16 billion as at September 2, 2006. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

The Company has a $100 million Demand Credit Facility (the "Facility") to fund financing and operating requirements, of which $16.3 million was utilized as of September 2, 2006 resulting in $83.7 million available for future use. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter. As a result of the settlement of the NTP matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $18.1 million to support and secure other operating and financing requirements. As at September 2, 2006, $16.7 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in the second quarter of fiscal 2007 were transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At September 2, 2006, approximately 8% of cash and cash equivalents, 32% of trade receivables and 15% of accounts payable and accrued liabilities are denominated in foreign currencies (August 27, 2005 - 2%, 35%, and 22%, respectively). These foreign currencies primarily include the British Pound, Euro and Canadian Dollar. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To partially hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at September 2, 2006. As at September 2, 2006, the unrealized gain on these forward contracts was approximately $22.7 million (August 27, 2005 - $17.6 million). These amounts were included in Other current assets and Accumulated other comprehensive income.

To partially hedge exposures relating to foreign currency denominated liabilities, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liabilities. As at September 2, 2006, nil was recorded in respect of this amount (August 27, 2005 - gain of $0.2 million). This amount was included in Selling, marketing and administration expenses.

To partially hedge exposures relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian Dollars and purchase U.S. Dollars, to sell Euros and purchase U.S. Dollars, to sell British Pounds and purchase U.S. Dollars, and to sell Hungarian Forint and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at September 2, 2006, an unrealized loss of $0.5 million was recorded in respect of this amount (August 27, 2005 - unrealized loss of $1.0 million). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and, in some instances, new or significantly increased credit limits. While the Company sells to a variety of customers, two customers comprised 19% and 16% of trade receivables as at September 2, 2006 ( June 3, 2006 - three customers comprised 22%, 12% and 12%). Additionally, two customers comprised 19% and 17%, of the Company's fiscal 2007 second quarter sales (second quarter of fiscal 2006 - four customers comprised 23%, 15%, 11% and 11%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company mitigates some of this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at September 2, 2006, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of the applicable derivative instruments was 52% (August 27, 2005 - 46%).

The Company is exposed to market and credit risk on its investment portfolio. The Company mitigates this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at September 2, 2006, no single issuer represented more than 11% of the total cash, cash equivalents and investments (August 27, 2005 - no single issuer represented more than 8% of the total cash, cash equivalents and investments).

Impact of Accounting Pronouncements Not Yet Implemented

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on "a more likely than not" basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

Considering  the  Effects  of  Prior  Year   Misstatements   when   Quantifying
Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires that a company consider and evaluate materiality with respect to identified unadjusted errors using both a rollover and iron curtain approach. The rollover approach quantifies a misstatement based on the identified unadjusted item originating in the current year income statement and ignores any portion of the misstatement that originated in a prior period. The iron curtain approach quantifies misstatements that exist in the balance sheet at the end of the current period regardless of the period of origin. Financial statements would be required to be adjusted when either approach results in quantifying a misstatement that is material. SAB 108 is effective for the Company's 2007 fiscal year. The Company is evaluating the impact, if any, that SAB 108 will have on its consolidated financial statements.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                (United States dollars, in thousands)(unaudited)
                     Preliminary Consolidated Balance Sheets


                                                      As at
                                      ------------------------------------
                                        September 2,           March 4,
                                            2006                 2006
                                      -----------------   ----------------
Assets
 Current

   Cash and cash equivalents           $   459,648         $    459,540
   Short-term investments                  237,670              175,553
   Trade receivables                       376,510              315,278
   Other receivables                        32,178               31,861
   Inventory                               195,665              134,523
   Other current assets                     50,266               45,035
   Deferred income tax asset                38,988               94,789
                                       ------------      ----------------
                                         1,390,925            1,256,579
   Investments                             467,324              614,309
   Capital assets                          397,144              326,313
   Intangible assets                       128,678               85,929
   Goodwill                                111,659               29,026
                                       ------------      ----------------
                                       $ 2,495,730         $  2,312,156
                                       ============      ================

Liabilities
 Current

   Accounts payable                    $   120,685         $     94,954
   Accrued liabilities                     178,939              144,912
   Income taxes payable                     38,943               17,584
   Deferred revenue                         24,094               20,968
   Current portion of long-term debt           278                  262
                                      --------------      ----------------
                                           362,939              278,680
Long-term debt                               6,883                6,851
Deferred income tax liability               30,193               27,858
                                      --------------      ----------------
                                           400,015              313,389
                                      --------------      ----------------
Shareholders' Equity                     2,095,715            1,998,767
                                      --------------      ----------------
                                       $ 2,495,730         $  2,312,156
                                      ==============      ================


                           Research In Motion Limited
     (United States dollars, in thousands, except per share data)(unaudited)
                Preliminary Consolidated Statements of Operations


                                           For the Three Months Ended           For the Six Months Ended
                                         September 2,        August 27,       September 2,      August 27,
                                             2006              2005              2006             2005
                                        ---------------   --------------   ---------------   ---------------
Revenue                                 $  658,541        $  490,082       $ 1,271,657       $   944,030
Cost of sales                              288,369           221,067           563,638           424,798
                                        ---------------   --------------   ---------------   ---------------
Gross margin                               370,172           269,015           708,019           519,232
                                        ---------------   --------------   ---------------   ---------------
Expenses
   Research and development                 55,622            37,677           107,140            72,211
   Selling, marketing and administration   115,860            72,263           223,115           135,134
   Amortization                             18,453            11,549            34,524            21,832
   Litigation                                    -             6,640                 -            13,115
                                        ---------------   --------------   ---------------   ---------------
                                           189,935           128,129           364,779           242,292
                                        ---------------   --------------   ---------------   ---------------
Income from operations                     180,237           140,886           343,240           276,940
   Investment income                        12,606            15,700            24,657            29,516
                                        ---------------   --------------   ---------------   ---------------
Income before income taxes                 192,843           156,586           367,897           306,456
                                        ---------------   --------------   ---------------   ---------------
Provision for income taxes
   Current                                  30,740             6,681            41,995             9,311
   Deferred                                 21,326            38,850            55,352            53,570
                                        ---------------   --------------   ---------------   ---------------
                                            52,066            45,531            97,347            62,881
                                        ---------------   --------------   ---------------   ---------------
Net income                              $  140,777        $  111,055       $   270,550       $   243,575
                                        ===============   ==============   ===============   ===============
Earnings per share
   Basic                                $     0.76        $     0.58       $      1.46        $     1.28
                                        ===============   ===============  ===============   ===============
   Diluted                              $     0.74        $     0.56       $      1.42        $     1.23
                                        ===============   ===============  ===============   ===============


                           Research In Motion Limited
     (United States dollars, in thousands, except per share data)(unaudited)
                Preliminary Consolidated Statements of Cash Flows


                                                     For the Three Months Ended       For the Six Months Ended
                                                     September 2,    August 27,     September 2,     August 27,
                                                         2006           2005            2006            2005
                                                     -------------  -------------   -------------   --------------
Cash flows from operating activities
Net income                                             $  140,777    $   111,055      $  270,550       $  243,575
Items not requiring an outlay of cash:
  Amortization                                             30,590         20,967          57,399           39,193
  Deferred income taxes                                    21,422         31,532          52,852           48,921
  Share-based payment                                       4,389              -           8,909                -
  Other                                                      (632)          (424)           (451)            (396)
Net changes in working capital items                       54,019         10,838         (38,572)         (22,043)
                                                     -------------  -------------   -------------   --------------
Net cash provided by operating activities                 250,565        173,968         350,687          309,250
                                                     -------------  -------------   -------------   --------------
Cash flows from financing activities
Issuance of share capital                                   6,880          3,354          17,200           11,594
Common shares repurchased pursuant to Common
  Share Repurchase Program                               (203,933)              -       (203,933)               -
Repayment of long-term debt                                   (66)           (57)           (129)            (110)
                                                     -------------  -------------   -------------   --------------
Net cash (used in) provided by financing activities      (197,119)         3,297        (186,862)          11,484
                                                     -------------  -------------   -------------   --------------
Cash flows from investing activities
Acquisition of investments                                 (3,912)       (38,524)         (9,012)         (50,932)
Proceeds on sale or maturity of investments                17,821          6,236          35,701           27,491
Acquisition of capital assets                             (68,639)       (55,683)       (112,704)         (86,972)
Acquisition of intangible assets                           (8,601)        (3,594)        (30,692)          (9,946)
Business acquisitions                                     (72,578)             -        (111,456)          (3,795)
Acquisition of short-term investments                     (20,978)       (15,283)        (21,756)        (113,476)
Proceeds on sale and maturity of short-term
  investments                                               5,609        100,207          85,596          389,490
                                                     -------------  -------------   -------------   --------------
Net cash (used in) provided by investing activities      (151,278)        (6,641)       (164,323)         151,860
                                                     -------------  -------------   -------------   --------------
Effect of foreign exchange gain on cash and cash
  equivalents                                                 606            442             606              442
                                                     -------------  -------------   -------------   --------------
Net increase (decrease) in cash and cash equivalents
  for the period                                          (97,226)       171,066             108          473,036
Cash and cash  equivalents, beginning of period           556,874        912,324         459,540          610,354
                                                     -------------  -------------   -------------   --------------
Cash and cash  equivalents, end of period              $  459,648    $ 1,083,390      $  459,648      $ 1,083,390
                                                     =============  =============   =============   ==============


                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND INVESTMENTS

Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition and are carried at fair value.

Short-term investments consist of liquid investments with remaining maturities of less than one year. Investments with maturities in excess of one year are classified as non-current investments. All investments are categorized as available-for-sale and are carried at fair value with gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value by a charge to earnings.

INVENTORY

    Inventory is comprised as follows:


                                                   September 2,    March 4,
                                                      2006          2006
                                                 -----------------------------
    Raw materials                                $  129,316      $ 107,049
    Work in process                                  69,437         31,848
    Finished goods                                    5,255          3,905
    Provision for excess and obsolete inventory      (8,343)        (8,279)
                                                 -----------------------------
                                                 $  195,665      $ 134,523
                                                 =============================


CAPITAL ASSETS

    Capital assets are comprised of the following:


                                                             September 2, 2006
                                                 ---------------------------------------
                                                              Accumulated     Net book
                                                    Cost      amortization      value
                                                 ---------------------------------------
    Land                                          $  17,840   $       -      $  17,840
    Buildings, leaseholds and other                 178,315      23,532        154,783
    BlackBerry operations and other information
      technology                                    260,814     134,754        126,060
    Manufacturing equipment                          99,243      54,529         44,714
    Furniture and fixtures                           89,288      35,541         53,747
                                                 ---------------------------------------
                                                  $ 645,500   $ 248,356      $ 397,144
                                                 =======================================


                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006


                                                                     March 4, 2006
                                                    -------------------------------------------
                                                                    Accumulated      Net book
                                                        Cost       amortization       value
                                                    -------------------------------------------
    Land                                             $   15,647    $        -     $   15,647
    Buildings, leaseholds and other                     137,982        19,473        118,509
    BlackBerry operations and other information
      technology                                        214,566       112,598        101,968
    Manufacturing equipment                              88,563        43,966         44,597
    Furniture and fixtures                               74,548        28,956         45,592
                                                    -------------------------------------------
                                                     $  531,306    $  204,993     $  326,313
                                                    ===========================================


INTANGIBLE ASSETS

     Intangible assets comprise the following:


                                       September 2, 2006
                          -----------------------------------------
                                         Accumulated     Net book
                              Cost       amortization     value
                          -----------------------------------------
    Acquired technology     $  57,305     $  13,471    $  43,834
    Licenses                   87,056        58,006       29,050
    Patents                    65,072         9,278       55,794
                          -----------------------------------------
                            $ 209,433     $  80,755    $ 128,678
                          =========================================



                                        March 4, 2006
                          -----------------------------------------
                                         Accumulated     Net book
                              Cost       amortization     value
                          -----------------------------------------

    Acquired technology    $   18,373    $    9,465   $    8,908
    Licenses                   82,806        48,576       34,230
    Patents                    50,790         7,999       42,791
                          -----------------------------------------
                           $  151,969    $   66,040   $   85,929
                          =========================================


BUSINESS ACQUISITIONS

    During the second quarter of fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. ("Slipstream"). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband subscribers, while significantly reducing bandwidth requirements. The operating results of Slipstream were not material to the Company's operating results in the second quarter of fiscal 2007.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

    During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. ("Ascendent"). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company's operating results in the first quarter of fiscal 2007.

    During the first quarter of fiscal 2006, the Company purchased 100% of the common shares of a company whose proprietary software was incorporated into the Company's BlackBerry platform. The transaction closed on March 24, 2005.

    In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to September 2, 2006.

    The following table summarizes the preliminary fiscal 2007 fair value allocations of the purchase price of the assets acquired and liabilities assumed at the date of acquisition along with prior year's acquisition allocations:



                                       For the three months ended     For the six months ended
                                     ------------------------------------------------------------
                                       September 2,   August 27,     September 2,    August 27,
                                           2006          2005            2006           2005
                                     ------------------------------------------------------------
    Assets purchased
          Current assets               $  2,829       $     -       $   3,233        $   158
          Capital assets                    427             -             802              -
          Deferred income tax asset           -             -           4,806            259
          Acquired technology            31,354             -          38,932          6,223
          Goodwill                       51,425             -          82,632              -
                                     ------------------------------------------------------------
                                         86,035             -         130,405          6,640
                                     ------------------------------------------------------------
    Liabilities assumed                   2,603             -           8,095            645
    Deferred income tax liability        10,854             -          10,854          2,200
                                     ------------------------------------------------------------
                                         13,457             -          18,949          2,845
                                     ------------------------------------------------------------
    Net non-cash assets acquired         72,578             -         111,456          3,795
          Cash acquired                   3,438             -           3,560              3
                                     ------------------------------------------------------------
    Net assets acquired                $ 76,016       $     -       $ 115,016        $ 3,798
                                     ============================================================


    The purchase price allocations for the fiscal 2007 acquisitions will be finalized in the fourth quarter of fiscal 2007. The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

PRODUCT WARRANTY

    The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

    The change in the Company's warranty expense and actual warranty experience for the six months ended September 2, 2006, as well as the accrued warranty obligations as at September 2, 2006, are set forth in the following table:


    Accrued warranty obligations as at March 4, 2006                  $   22,387

    Warranty costs incurred for the six months ended
      September 2, 2006                                                  (16,132)

    Warranty provision for the six months ended September 2, 2006         17,554

    Adjustments for changes in estimate for the six months
      ended September 2, 2006                                              3,100
                                                                    -------------
    Accrued warranty obligations as at September 2, 2006              $   26,909
                                                                    =============

FOREIGN EXCHANGE GAINS AND LOSSES

    Selling, marketing and administration expense for the first six months of fiscal 2007 includes $2.9 million with respect to a foreign exchange loss (fiscal 2006 - foreign exchange loss of $1.8 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.


COMMITMENTS AND CONTINGENCIES

(a) Credit Facility

    The Company has a $100 million Facility to fund financing and operating requirements, of which $16.3 million was utilized as of September 2, 2006 resulting in $83.7 million available for future use. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.

    The Company has an additional demand facility in the amount of $18.1 million to support and secure other operating and financing requirements. As at September 2, 2006, $16.7 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

(b) Litigation

    The Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $6.6 million in the second quarter of fiscal 2006 to account for incremental current and estimated legal and professional fees in connection with this litigation.

    In November 2003, Inpro II Licensing S.a.r.l. ("Inpro II") filed an action in the United States District Court for the District of Delaware (the "U.S. Inpro Action") asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. On May 11, 2006, the Federal Circuit released its decision which affirmed the District Court's dismissal. On May 25, 2006, Inpro II filed a petition for panel rehearing and rehearing en banc with the Federal Circuit, which petition was denied on June 19, 2006. Inpro II did not file a petition for certiorari with the United States Supreme Court within the time allowed and therefore the final judgment dismissing the U.S. Inpro Action in its entirety is final and binding, and Inpro II has no further appeal rights. As a result, no amount has been recorded in these consolidated financial statements as at September 2, 2006 as the action has been dismissed.

    Eatoni Ergonomics, Inc. ("Eatoni") has alleged that RIM's BlackBerry 7100 Series infringes the claims of United States Patent No. 6,885,317. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amount, if any, with respect to this action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at September 2, 2006.

    On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009. A definitive settlement agreement was entered into between RIM and Reese on June 29, 2006. The amount of the settlement is not material to these financial statements. Reese agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement. The action was dismissed by the court on July 12, 2006.

    By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Dusseldorf which rejected Neomax's damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters
    (BGH) seeking to overturn the partial judgment by the Court of Appeals in Dusseldorf. A decision on the BGH appeal is expected within twelve months. At this time, the likelihood of damages or recoveries and the ultimate amounts, if

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

    any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at September 2, 2006.

    On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action sought a declaration that the UK patent, designated under European Patent EP 0892947B1 ("the B1 Patent"), was invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro has appealed the High Court's decision and a hearing is scheduled to begin on January 15, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at September 2, 2006.

    By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Dusseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. On January 27, 2006, the court declared the B1 Patent invalid. Inpro has appealed the court's decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at September 2, 2006.

    On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the "Marshall District Court"), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606
    and 6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the "Dallas District Court") alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM's amended complaint by filing declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment complaint filed by RIM in the Dallas District Court against Visto's United States Patents Nos. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 has been consolidated with the declaratory judgment action filed by RIM against Visto's patent No, 7,039,679 into one case. RIM's complaint filed against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) has been dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM's motion to amend its response to add an infringement claim under the RIM's 6,389,457 and 6,219,694 patents to the Marshall District Court action is now pending in the Marshall District Court. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at September 2, 2006.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

    On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM's Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. Proceedings are currently pending.

    On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto's U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM's actions in the U.K. do not infringe the same patent. Proceedings are currently pending.

    On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto's patent no. EP 0996905 invalid and declare that RIM's activities in Belgium, France, Italy , Germany, the Netherlands and Spain do not infringe patent EP 0996905. Proceedings are currently pending.

    On May 31, 2006, RIM filed a declaratory judgment action in the Northern District of Texas against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at September 2, 2006.

    On July 26, 2006, Williams Wireless Technologies filed a complaint against RIM Corporation and five other defendants in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 4,809,297 (the `297 patent). Williams Wireless seeks an unspecified amount of damages for past infringement of the `297 patent. The `297 patent expired on February 28, 2006. RIM responded to the complaint in October 2006 that the patent was invalid and not infringed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at September 2, 2006.

    From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006

SEGMENT DISCLOSURES

    The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

    Selected financial information is as follows:


                          For the three months ended      For the six months ended
                      --------------------------------------------------------------
                       September 2,    August 27,     September 2,    August 27,
    Revenue                2006            2005           2006           2005
                      --------------------------------------------------------------
      Canada           $   52,362     $   39,665      $    96,185      $  84,900
      United States       363,282        317,986          747,852        594,419
      Other               242,897        132,431          427,620        264,711
                      --------------------------------------------------------------
                       $  658,541     $  490,082      $ 1,271,657      $ 944,030
                      ==============================================================
    Revenue

      Canada                 8.0%           8.1%             7.6%           9.0%
      United States         55.1%          64.9%            58.8%          63.0%
      Other                 36.9%          27.0%            33.6%          28.0%
                       -------------------------------------------------------------
                           100.0%         100.0%           100.0%          100.0%
                       =============================================================


                           Research In Motion Limited
           Additional Financial Information on the Preliminary Results For the Three Months and Six Months Ended September 2, 2006


                       For the three months ended     For the six months ended
                    ------------------------------------------------------------
                        September 2,    August 27,    September 2,   August 27,
     Revenue mix           2006            2005          2006          2005
                    ------------------------------------------------------------
      Devices         $  474,612     $  342,574    $   907,559      $ 656,833
      Service            128,365         85,468        245,453        162,510
      Software            38,154         40,554         80,693         87,994
      Other               17,410         21,486         37,952         36,693
                    ------------------------------------------------------------
                      $  658,541     $  490,082    $ 1,271,657       $ 944,030
                    ============================================================



                                                                 As at
                                                    -----------------------------
                                                       September 2,    March 4,
    Capital assets, intangible assets and goodwill        2006          2006
                                                    -----------------------------
      Canada                                        $   540,328     $   398,965
      United States                                      65,164          26,378
      Other                                              31,989          15,925
                                                    -----------------------------
                                                    $   637,481     $   441,268
                                                    =============================
    Total assets
      Canada                                        $   870,126     $   745,691
      United States                                     707,982         629,980
      Other                                             917,622         936,485
                                                    -----------------------------
                                                    $ 2,495,730     $ 2,312,156
                                                    =============================


CASH FLOW INFORMATION

     Net changes in working capital items:


                            For the three months ended     For the six months ended
                          ----------------------------------------------------------
                          September 2,    August 27,    September 2,    August 27,
                              2006           2005           2006           2005
                          ----------------------------------------------------------
    Trade receivables     $  19,993      $   (6,742)     $ (58,286)   $ (28,162)
    Other receivables          (521)         (4,219)          (304)     (13,732)
    Inventory               (61,228)         (3,530)       (60,996)       8,567
    Restricted cash               -         (27,311)             -      (50,824)
    Other current assets     (1,752)              5         (7,293)      (2,449)
    Accounts payable         42,042          40,698         38,040       32,975
    Accrued liabilities      25,915           3,557         26,040       18,686
    Accrued litigation            -           2,826              -        6,163
    Income taxes payable     25,493           5,811         21,359        6,258
    Deferred revenue          4,077            (257)         2,868          475
                          ----------------------------------------------------------
                          $  54,019       $  10,838      $ (38,572)   $ (22,043)
                          ==========================================================


                                                                     DOCUMENT 2

                           RESEARCH IN MOTION LIMITED

          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006

January 16, 2007

EXPLANATORY NOTE

On September 28, 2006, Research In Motion Limited ("RIM" or the "Company") publicly announced that the Audit Committee of its Board of Directors was completing a management-initiated, voluntary review of RIM's historical option granting practices. As a result of the recusal of two members of the Audit Committee, who are also members of RIM's Compensation Committee, the review is being continued by the remaining two members of the Audit Committee as a special committee of independent directors of the Board of Directors (the "Special Committee"). The Special Committee is being assisted in this regard by external legal counsel and external accounting consultants in both Canada and the United States. The Special Committee has made a preliminary determination that, under United States generally accepted accounting principles ("U.S. GAAP") pursuant to which RIM prepares its financial statements, certain accounting errors were made in connection with the administration of certain historical stock options granted, and has made a preliminary determination that a restatement of RIM's historical financial statements will be required to reflect this. Although the review is ongoing, it is expected that the potential effect of any such restatement will be to increase the amount of non-cash charges associated with past option grants and thereby reduce the amount of RIM's previously reported U.S. GAAP earnings and related consolidated retained earnings which will be offset by similar adjustments to either the capital stock or paid-in capital accounts within shareholders' equity. The Company has had communications with both the United States Securities and Exchange Commission (the "SEC") and the Ontario Securities Commission (the "OSC") about its internal review of its stock option grants, and intends to continue to cooperate with the SEC and the OSC.

On September 28, 2006, RIM publicly announced its preliminary operating results for the second quarter of fiscal 2007 (the "Preliminary Q2 Results") and on December 21, 2006, RIM publicly announced its preliminary operating results for the third quarter of fiscal 2007 (the "Preliminary Q3 Results"). The Preliminary Q2 Results and the Preliminary Q3 Results are considered preliminary pending the restatement related to RIM's historical non-cash charges associated with past option grants. On September, 28, 2006, RIM had made preliminary determinations based on the information it had at that point in time, that the amount of such non-cash charges would be approximately $25-$45 million over the period since RIM's initial public offering in 1997. On October 13, 2006, RIM announced that in connection with the ongoing review, and subsequent to September 28, 2006, RIM identified an additional error under U.S. GAAP that will require a further adjustment to its historical financial statements. The net effect of the additional error will be to substantially increase the amount of RIM's September 28, 2006 estimate of the non-cash charges associated with the past stock option grants and thereby reduce the amount of RIM's previously reported U.S. GAAP earnings over the periods to be restated. As previously disclosed, the Company does not currently anticipate a material adjustment to the Preliminary Q2 Results or the Preliminary Q3 Results or to current or future fiscal years' operating results as a result of the restatement.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


As a result of the ongoing review, RIM has delayed the filing of its consolidated financial statements and Management's Discussion & Analysis of Financial Condition and Results of Operations ("MD&A") for the second and third quarters of fiscal 2007 in order for the review to be completed. The Company expects to file with the OSC and other Canadian securities regulators and furnish to the SEC its consolidated financial statements and related MD&A for the second and third quarters of fiscal 2007 and its restated historical consolidated financial statements and related MD&A prior to its fiscal year end of March 3, 2007.

In the meantime, RIM has complied with, and intends to continue to comply with, the alternative information guidelines recommended by OSC Policy 57-603 "Defaults by Reporting Issuers in Complying with Financial Statement Filing Requirements" and Canadian Securities Administrators Staff Notice 57-301 by providing bi-weekly updates on its affairs and progress with respect to remedying the financial statements default and the review of its historical option granting practices by way of press release. In addition, in order to provide as much information to shareholders as possible prior to the Company's financial statement and MD&A filings for the second and third quarter of fiscal 2007 and while its management-initiated, voluntary review is ongoing, the Company advised the OSC that it intended to disclose additional financial information beyond the information provided with the Preliminary Q2 Results and the Preliminary Q3 Results, including a narrative explanation of the Company's operating performance during those quarters and certain additional financial information relating to balance sheet accounts (the "Additional Financial Information"). The Additional Financial Information included in this document is being filed with Canadian securities regulators and furnished to the SEC in furtherance of such undertaking.

Readers are cautioned that this Additional Financial Information should not be considered a complete MD&A pursuant to National Instrument 51-102 ("NI-51-102") nor should this Additional Financial Information be considered to be complete consolidated financial statements for the second and third quarters of fiscal 2007 as certain information normally contained in RIM's MD&A, consolidated financial statements and the notes to such financial statements is not included in this Additional Financial Information. As noted above, complete consolidated financial statements and MD&A prepared in accordance with NI 51-102 for the second and third quarters of fiscal 2007 will be filed with the OSC and furnished to the SEC once the review of the Company's historical option practices has been completed together with the required restatements of the historical consolidated financial statements.

Readers are further cautioned that this Additional Financial Information is preliminary and does not reflect any adjustments that may be required to RIM's historical consolidated financial statements (including a restatement of the consolidated financial statements for the prior year comparative periods as set forth herein) as a result of the completion of the Company's management-initiated, voluntary review of its historical option granting practices. As noted above, the Company does not currently anticipate a material adjustment to the Preliminary Q2 Results or the Preliminary Q3 Results, or the financial information relating to the third quarter of fiscal 2007 contained in this Additional Financial Information, or to current or future financial years' operating results as a result of any restatements with respect to past option grants. However, the review is ongoing and the Preliminary Q2 Results, Preliminary Q3 Results and the financial information relating to the third quarter of fiscal 2007 contained in this Additional Financial Information may be subject to adjustment as a result of a restatement of RIM's historical financial statements.

This Additional Financial Information is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated. This Additional Financial Information is prepared as of January 16, 2007.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


All financial information herein has been derived from financial information which has been prepared and presented in accordance with U.S. GAAP. This Additional Financial Information has been prepared by management of the Company and is unaudited.

Special Note Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

     o RIM's ongoing management-initiated, voluntary review of historical option granting practices, including statements regarding: preliminary determinations and expectations regarding the financial impact of the review on RIM's historical, current and future financial results; the anticipated timing of filing consolidated financial statements and MD&A; and RIM's intention to provide regular updates to its shareholders;
     o the Company's expectations regarding the average selling price ("ASP") of its BlackBerry devices;
     o the Company's estimates regarding revenue sensitivity for the effect of a change in ASP on its device revenue;
     o the Company's estimates of purchase obligations and other contractual commitments; and
     o the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, some of which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

     o risks related to the Company's ongoing management-initiated, voluntary review of historical option granting practices, including: determinations made by the Special Committee, outside advisors and others with respect to the ongoing review; unanticipated developments and delays encountered during the ongoing review; developments regarding RIM's ongoing communications with the SEC and OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; and legal and accounting developments regarding stock option grants and the interpretation of such guidance;
     o third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;
     o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
     o RIM's ability to obtain rights to use software or components supplied by third parties;
     o RIM's ability to enhance current products and develop and introduce new products;
     o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
     o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and licensees;

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006



     o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base and to accurately report subscriber account activations and deactivations to RIM on a timely basis;
     o fluctuations in RIM's quarterly financial results and difficulties in forecasting the growth rate for BlackBerry subscriber accounts;
     o the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
     o intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position;
     o    the continued quality and reliability of RIM's products;
     o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
     o effective management of growth and ongoing development of RIM's service and support operations;
     o    risks associated with acquisitions;
     o    risks associated with RIM's expanding foreign operations;
     o    RIM's dependence on a limited number of significant customers;
     o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
     o dependence on key personnel and RIM's ability to attract and retain key personnel;
     o reliance on third-party network infrastructure developers and software platform vendors;
     o    foreign exchange risks;
     o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
     o RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;
     o    risks associated with short product life cycles;
     o    government regulation of wireless spectrum and radio frequencies;
     o restrictions on import of RIM's products in certain countries due to encryption of the products;
     o    the costs and burdens of compliance with new government regulations;
     o    continued use and expansion of the Internet;
     o    regulation, certification and health risks; and
     o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, software development tools and other hardware and software. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless platform, which includes sales of wireless devices, software and service. The BlackBerry wireless platform provides users with a wireless extension of their work and personal email accounts, including Microsoft(R) Outlook(R), Lotus Notes(R), Novell(R) GroupWise(R), MSN(R)/Hotmail, Yahoo! Mail(R), POP3/ISP email and others.

RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (PIM) including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.

RIM generates service revenues from billings to its BlackBerry subscriber base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether the subscriber account should have an active status. That carrier is charged a service fee for each subscriber account each month regardless of the amount of data traffic the subscriber passes over the BlackBerry architecture. If a carrier informs RIM to deactivate the subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing from the date of notification of deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, the carrier's responsibility to report changes to the subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless platform is the software that is installed on corporate servers. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server(TM) ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and
(iv) technical support.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


RIM also offers the BlackBerry Connect(TM) and BlackBerry Built-In(TM) Licensing Programs, which enable leading device manufacturers to equip their handsets with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications. BlackBerry Built-In technology enables leading manufacturers to incorporate popular BlackBerry applications into their mobile phones and handheld devices in addition to supporting "push"-based BlackBerry wireless services.

Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services ("NRE").

Critical Accounting Policies and Estimates

General

The preparation of the consolidated financial statements of the Company requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except as noted below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at March 4, 2006.

Share-Based Payment

In the first quarter of fiscal 2007, the Company adopted the provisions of Statement of Financial Accounting Standard 123(R) ("SFAS 123(R)") Share-Based Payment. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the requisite service period. The BSM model requires various judgmental assumptions including volatility, forfeiture rates and expected option life. If any of the assumptions used in the BSM model change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company is using the modified prospective transition ("MPT") method as permitted by SFAS 123(R) to record stock-based compensation expense and accordingly prior periods have not been restated to reflect the impact of SFAS 123(R). Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company's fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123. As a result of the Company adopting SFAS 123(R) in the first quarter of fiscal 2007, the Company's net income for the nine months ended December 2, 2006 was $12.3 million lower, or $0.06 per share basic and diluted, than if the Company had continued to account for share-based payments under Accounting Principles Board Opinion 25 ("APB 25"). Readers are cautioned that this Additional

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


Financial Information is preliminary and does not reflect any adjustments that may be required to RIM's historical consolidated financial statements (including a restatement of the consolidated financial statements for the prior year comparative periods as set forth herein) as a result of the completion of the Company's management-initiated, voluntary review of its historical option granting practices. As noted above, the Company does not currently anticipate a material adjustment to the Preliminary Q2 Results or the Preliminary Q3 Results, or the financial information relating to the third quarter of fiscal 2007 contained in this Additional Financial Information, or to current or future financial years' operating results as a result of any restatements with respect to past option grants. However, the review is ongoing and the Preliminary Q2 Results, Preliminary Q3 Results and the financial information relating to the third quarter of fiscal 2007 contained in this Additional Financial Information may be subject to adjustment as a result of a restatement of RIM's historical financial statements.

Common Shares Outstanding

On January 12, 2007, there were 185.7 million voting common shares, 6.5 million options to purchase voting common shares and no Restricted Share Units outstanding.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


Summary of Preliminary Results of Operations - Third Quarter of Fiscal 2007 Compared to the Third Quarter of Fiscal 2006

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as unaudited consolidated balance sheet data, which is expressed in thousands of dollars, as at December 2, 2006 and November 26, 2005:


                                             As at and for the Three Months Ended                       Change Q3
                                            December 2, 2006        November 26, 2005                   2007/2006
                                       ----------------------------------------------------------------------------

                                                           (in thousands, except for per share amounts)
                                       ---------------------------------------------------------------------------

Revenue                                    $   835,053     100.0%        $   560,596       100.0%       $ 274,457

Cost of sales                                  382,295      45.8%            247,851        44.2%         134,444
                                       ---------------------------------------------------------------------------

Gross margin                                   452,758      54.2%            312,745        55.8%         140,013
                                       ---------------------------------------------------------------------------

Expenses

Research and development                        60,833       7.3%             41,567         7.4%          19,266
Selling, marketing and
  administration                               145,903      17.5%             83,965        15.0%          61,938

Amortization                                    20,334       2.4%             12,797         2.3%           7,537
                                       ---------------------------------------------------------------------------

  Sub-total                                    227,070      27.2%            138,329        24.7%          88,741
                                       ---------------------------------------------------------------------------
Litigation (1)                                       -       0.0%             26,176         4.7%         (26,176)
                                       ---------------------------------------------------------------------------
                                               227,070      27.2%            164,505        29.3%          62,565
                                       ---------------------------------------------------------------------------

Income from operations                         225,688      27.0%            148,240        26.4%          77,448

Investment income                               12,666       1.5%             17,483         3.1%          (4,817)
                                       ---------------------------------------------------------------------------

Income before income taxes                     238,354      28.5%            165,723        29.6%          72,631

Provision for income taxes (2)                  62,337       7.5%             45,574         8.1%          16,763
                                       ---------------------------------------------------------------------------

Net income                                 $   176,017      21.1%        $   120,149        21.4%       $  55,868
                                       ===========================================================================

Earnings per share
  Basic                                    $      0.95                   $      0.63                    $    0.32
                                       ================                ==============                 ============

  Diluted                                  $      0.93                   $      0.61                    $    0.32
                                       ================                ==============                 ============

                                       ---------------------------------------------------------------------------

Weighted-average number of
  shares outstanding (ooo's)
  Basic                                        184,321                       189,341
  Diluted                                      189,821                       196,339

Total assets                               $ 2,769,520                   $ 2,814,222
Total liabilities                          $   474,069                   $   841,103
Total long-term liabilities                $    32,786                   $     6,704
Shareholders' equity                       $ 2,295,451                   $ 1,973,119


                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006

Notes:
------

(1) See "Results of Operations - Litigation".

(2) See "Results of Operations - Income Taxes".

Executive Summary

Revenue increased by $274.5 million, or 49.0%, to $835.1 million in the third quarter of fiscal 2007 compared to $560.6 million in the preceding year's third quarter. The number of BlackBerry devices sold increased by 685,000, or 60.7%, to approximately 1,814,000 in the third quarter of fiscal 2007, compared to approximately 1,129,000 during the third quarter of fiscal 2006. Service revenue increased by $38.7 million to $142.5 million, reflecting the Company's increase in BlackBerry subscriber accounts during the period. Software revenue increased by $3.6 million to $43.2 million in the third quarter of fiscal 2007.

The Company's net income increased by $55.9 million to $176.0 million, or $0.95 basic earnings per share ("basic EPS") and $0.93 diluted earnings per share ("diluted EPS"), in the third quarter of fiscal 2007, compared to $120.1 million, or $0.63 basic EPS and $0.61 diluted EPS, in the third quarter of fiscal 2006. The $55.9 million increase in net income in the third quarter of fiscal 2007 primarily reflects an increase in gross margin in the amount of $140.0 million, which was partially offset by an increase of $81.2 million in the Company's research and development and sales and marketing programs. Fiscal 2006 third quarter operating results also included a litigation accrual in the amount of $26.2 million relating to the NTP, Inc. ("NTP") matter. Fiscal 2007 third quarter net income also includes the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $3.6 million.

A more comprehensive analysis of these factors is contained in "Results of Operations".


Results of Operations

Three months ended December 2, 2006 compared to the three months ended November 26, 2005

Revenue

Revenue for the third quarter of fiscal 2007 was $835.1 million, an increase of $274.5 million, or 49.0%, from $560.6 million in the third quarter of fiscal 2006.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


A comparative breakdown of the significant revenue streams is set forth in the following table:


                                                                                               Change - Fiscal
                              Q3 Fiscal 2007                Q3 Fiscal 2006                        2007/2006
                             --------------------------------------------------------------------------------------

Number of  devices sold         1,814,000                     1,129,000                       685,000      60.7%
                             =================             =================             ==========================
ASP                           $       345                  $        347                    $       (2)     (0.6%)
                             =================             =================             ==========================

Revenues

Devices                       $   625,626       74.9%      $    391,880      69.9%         $  233,746      59.6%
Service                           142,532       17.1%           103,839      18.5%             38,693      37.3%
Software                           43,235        5.2%            39,594       7.1%              3,641       9.2%
Other                              23,660        2.8%            25,283       4.5%             (1,623)     (6.4%)
                             ------------------------------------------------------------------------------------
                              $  835,053       100.0%      $    560,596     100.0%         $  274,457      49.0%
                             ====================================================================================

Device revenue increased by $233.7 million, or 59.6%, to $625.6 million, or 74.9% of consolidated revenue, in the third quarter of fiscal 2007 compared to $391.9 million, or 69.9% of consolidated revenue in the third quarter of fiscal 2006. This increase in device revenue over the prior year's period is attributable to the volume increase of 685,000 devices, or 60.7%, to approximately 1,814,000 devices sold in the current fiscal quarter, compared to approximately 1,129,000 devices sold in the third quarter of fiscal 2006. The increase in device shipments in the third quarter of fiscal 2007 when compared to the second quarter of fiscal 2007 shipments of approximately 1,360,000 primarily reflects the impact of new product launches in the quarter. ASP decreased slightly to $345 in the current quarter from $347 in the third quarter of fiscal 2006 due primarily to a change in BlackBerry device mix. As RIM expands its market focus into the consumer market and as the technology continues to mature, the Company expects the ASP to continue to decline. ASP is dependant on projected future sales volumes, device mix, new device introductions for the Company's enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

The Company estimates that a $10 or 2.9% change in overall ASP would result in a quarterly revenue change of approximately $18 million, based upon the Company's volume of devices shipped in the third quarter of fiscal 2007.

Service revenue increased $38.7 million, or 37.3%, to $142.5 million and comprised 17.1% of consolidated revenue in the third quarter of fiscal 2007, compared to $103.8 million, or 18.5% of consolidated revenue in the third quarter of fiscal 2006. BlackBerry subscriber account additions increased by net 875,000 to approximately 7 million subscriber accounts as at December 2, 2006 with approximately 27% of RIM's subscriber account base being outside of North America, compared to an increase of net 645,000 during the third quarter of fiscal 2006 to approximately 4.3 million subscriber accounts as at November 26, 2005. The increase in subscriber accounts in the third quarter of fiscal 2007 when compared to the second quarter of fiscal 2007 additions of approximately net 705,000 primarily reflects the impact of the new product launches noted above.

Software revenue increased $3.6 million to $43.2 million and comprised 5.2% of consolidated revenue in the third quarter of fiscal 2007, compared to $39.6 million, or 7.1% of consolidated revenue, in the third quarter of fiscal 2006.

Other revenue, which primarily includes accessories, repair and maintenance programs, NRE, and sundry, decreased by $1.6 million to $23.7 million in the third quarter of fiscal 2007 compared to $25.3 million in the third quarter of fiscal 2006. The majority of the decrease was attributable to decreases in NRE and other

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006



revenue, offset in part by an increase in non-warranty repair and accessories revenue.

Gross Margin

Gross margin increased by $140.0 million, or 44.8%, to $452.7 million, or 54.2% of revenue, in the third quarter of fiscal 2007, compared to $312.7 million, or 55.8% of revenue, in the same period of the previous fiscal year. The 1.6% decline in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 74.9% of the total revenue mix in the third quarter of fiscal 2007 compared to 69.9% in the third quarter of fiscal 2006, changes in the BlackBerry device mix and certain charges relating to inventory obsolescence for older products. Gross margin percentage for devices are generally lower than the Company's consolidated gross margins. This was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.

Research  and  Development,   Selling,   Marketing  and   Administration,   and
Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended December 2, 2006 compared to the quarter ended September 2, 2006 and the quarter ended November 26, 2005. The Company believes it is meaningful to provide a comparison between the third quarter and the second quarter of fiscal 2007 given the quarterly increases in revenue realized by the Company during fiscal 2007.


                                                             Three Month Fiscal Periods Ended
                                  ------------------------------------------------------------------------------------
                                   December 2, 2006           September 2, 2006             November 26, 2005
                                  ------------------------------------------------------------------------------------
                                                   % of                     % of                        % of
                                        $         Revenue         $        Revenue             $       Revenue

Revenue                             $  835,053               $  658,541                  $  560,596
                                  ------------------------------------------------------------------------------------

Research and development            $   60,833     7.3%      $   55,622      8.4%        $   41,567      7.4%

Selling, marketing and
  administration                       145,903    17.5%         115,860     17.6%            83,965     15.0%

Amortization                            20,334     2.4%          18,453      2.8%            12,797      2.3%
                                  ------------------------------------------------------------------------------------
                                    $  227,070    27.2%      $  189,935     28.8%        $  138,329     24.7%
                                  ====================================================================================


Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support and travel.

Research and development expenditures increased by $19.2 million to $60.8 million, or 7.3% of revenue, in the quarter ended December 2, 2006 compared to $41.6 million, or 7.4% of revenue, in the third quarter of fiscal 2006. The majority of the increase during the third quarter of fiscal 2007 compared to the third quarter

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


of fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses, as well as related staffing infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses consist primarily of salaries and benefits, marketing, advertising and promotion, travel and entertainment, external advisory fees, related information technology and office infrastructure support, recruiting and foreign exchange gain or loss.

Selling, marketing and administrative expenses increased by $61.9 million to $145.9 million, or 17.5% of revenue, for the third quarter of fiscal 2007 compared to $84.0 million, or 15.0% of revenue for the comparable period in fiscal 2006. The net increase of $61.9 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefit expense primarily as a result of increased personnel as well as external advisory fees. Other increases were attributable to travel and office expenses as well as related staffing infrastructure costs.

Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $7.5 million to $20.3 million for the third quarter of fiscal 2007 compared to $12.8 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of amortization expense with respect to capital and certain intangible asset expenditures incurred primarily during the first two quarters of fiscal 2007.

Litigation

As has been more fully disclosed in the Company's annual consolidated financial statements and notes for the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004, the Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents.

On March 3, 2006, the Company and NTP signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This settlement amount included money already escrowed by RIM as of March 3, 2006. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $26.2 million in the third quarter of fiscal 2006 to account for the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $7.9 million to account for incremental current and estimated legal and professional fees in connection with this litigation.

Investment Income

Investment income decreased by $4.8 million to $12.7 million in the third quarter of fiscal 2007 from $17.5 million in the comparable period of fiscal 2006. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year's quarter resulting primarily from

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006



the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company's Common Share Repurchase Program in the amount of $595.1 million offset, in part, by improved interest rate yields.

Income Taxes

For the third quarter of fiscal 2007, the Company's income tax expense was $62.3 million resulting in an effective tax rate of 26.2% compared to an income tax expense of $45.6 million or a 27.5% effective tax rate in the third quarter of fiscal 2006.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company's net income increased by $55.9 million to $176.0 million, or $0.95 basic EPS and $0.93 diluted EPS, in the third quarter of fiscal 2007, compared to $120.1 million, or $0.63 basic EPS and $0.61 diluted EPS, in the third quarter of fiscal 2006. The $55.9 million increase in net income in the third quarter of fiscal 2007 reflects primarily an increase in gross margin in the amount of $140.0 million, which was partially offset by an increase of $81.2 million in the Company's research and development and sales and marketing programs. Fiscal 2006 third quarter operating results also included a litigation expense of $26.2 million relating to the NTP matter. The fiscal 2007 third quarter net income also includes the effect of the Company adopting SFAS 123(R), resulting in stock-based compensation expense in an after-tax amount of $3.6 million, or $0.02 diluted EPS.

The weighted average number of shares outstanding was 184.3 million common shares for basic EPS and 189.8 million common shares for diluted EPS for the quarter ended December 2, 2006 compared to 189.3 million common shares for basic EPS and 196.3 million common shares for diluted EPS for the comparable period last year.

Nine months ended December 2, 2006 compared to the nine months ended November 26, 2005

Revenue

Revenue for first nine months of fiscal 2007 was $2.1 billion, an increase of $602.1 million, or 40.0%, from $1.5 billion in the first nine months of fiscal 2006.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006



A comparative breakdown of the significant revenue streams is set forth in the following table:


                                         For the Nine Month Periods                         Change - Fiscal
                                Q3 YTD Fiscal 2007          Q3 YTD Fiscal 2006                2007/2006
                           ---------------------------------------------------------------------------------------

Number of devices sold           4,385,000                   2,925,000                   1,460,000        49.9%
                           =================            =================            =============================

ASP                        $           350               $         359                $         (9)       (2.5%)
                           =================            =================            =============================

Revenues

Devices                    $     1,533,185      72.8%    $   1,048,713    69.7%       $    484,472        46.2%
Service                            387,985      18.4%          266,349    17.7%            121,636        45.7%
Software                           123,928       5.9%          127,588     8.5%             (3,660)       (2.9%)
Other                               61,612       2.9%           61,976     4.1%               (364)       (0.6%)
                           ---------------------------------------------------------------------------------------
                           $     2,106,710     100.0%    $   1,504,626   100.0%       $    602,084        40.0%
                           =======================================================================================

Device revenue increased by $484.5 million, or 46.2%, to $1.53 billion, or 72.8% of consolidated revenue in the first nine months of fiscal 2007 compared to $1.05 billion, or 69.7% of consolidated revenue in the first nine months of fiscal 2006. This increase in device revenue over the prior year's period is primarily attributable to a volume increase of 1,460,000 devices, or 49.9%, to approximately 4,385,000 devices sold in the first nine months of fiscal 2007 compared to approximately 2,925,000 devices sold in the first nine months of fiscal 2006, partially offset by a decrease of $9, or 2.5%, in ASP to $350 in the current nine month fiscal period from $359 in the first nine months of fiscal 2006.

Service revenue increased by $121.7 million, or 45.7%, to $388.0 million and comprised 18.4% of consolidated revenue in the first nine months of fiscal 2007 compared to $266.3 million, or 17.7% of consolidated revenue, in the first nine months of fiscal 2006. BlackBerry subscriber account additions were approximately net 2.2 million for the nine month period ended December 2, 2006 compared to approximately net 1.8 million for the comparable period last year.

Software revenue decreased $3.7 million, or 2.9%, to $123.9 million in the first nine months of fiscal 2007 from $127.6 million in the first nine months of fiscal 2006 as software continued to be used as a tool in enterprise marketing programs in fiscal 2007.

Other revenue decreased marginally by $0.4 million to $61.6 million in the first nine months of fiscal 2007 compared to $62.0 million in the first nine months of fiscal 2006.

Gross Margin

Gross margin increased by $328.8 million, or 39.5 %, to $1.2 billion, or 55.1% of revenue, in the first nine months of fiscal 2007, compared to $832.0 million, or 55.3% of revenue, in the same period of the previous fiscal year. The net decrease of 0.2% in consolidated gross margin percentage was primarily due to the higher percentage of device shipments which comprised 72.8% of the total revenue mix for the first nine months of fiscal 2007 compared to 69.7% in the comparable period of fiscal 2006 as well as changes in BlackBerry device mix. This was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


in certain fixed costs as a percentage of consolidated revenue as the Company continues to realize economies of scale in its manufacturing operations.

Research  and  Development,   Selling,   Marketing  and   Administration,   and
Amortization Expense

Research and Development

Research and development expenditures increased by $54.2 million to $168.0 million, or 8.0% of revenue, in the nine months ended December 2, 2006, compared to $113.8 million, or 7.6% of revenue, in the first nine months of fiscal 2006. The majority of the increases during the first nine months of fiscal 2007 when compared to fiscal 2006 were attributable to salaries and benefits, third party new product development costs, travel and office expenses as well as related staffing infrastructure costs.


Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses increased by $149.9 million to $369.0 million, or 17.5% of revenue, for the first nine months of fiscal 2007 compared to $219.1 million or 14.6% of revenue, for the comparable period in fiscal 2006. The net increase of $149.9 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, salary and benefit expense, consulting and external advisory costs, travel and office expenses as well as related staffing infrastructure costs.


Amortization

Amortization expense relating to certain capital and all intangible assets other than licenses increased by $20.2 million to $54.8 million for the first nine months of fiscal 2007 compared to $34.6 million for the comparable period in fiscal 2006. The increased amortization expense primarily reflects the impact of capital and intangible asset additions incurred during the first two quarters of fiscal 2007 and fiscal 2006.


Investment Income

Investment income decreased by $9.7 million to $37.3 million in the first nine months of fiscal 2007 from $47.0 million for the same period last year. The decrease reflects the decrease in cash, cash equivalents, short-term investments and investments when compared to the prior year's quarter resulting primarily from the funding of the NTP litigation settlement in the amount of $612.5 million in the fourth quarter of fiscal 2006 as well as the common shares of the Company repurchased as part of the Company's Common Share Repurchase Program in the amount of $595.1 million offset, in part, by improved interest rate yields.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


Income Taxes

For the first nine months of fiscal 2007, the Company's income tax expense was $159.7 million resulting in an effective tax rate of 26.3% compared to an income tax expense of $108.5 million or a 23.0% effective tax rate for the same period last year. During the first quarter of fiscal 2006, the tax provision was reduced by $27.0 million as a result of the Company recognizing incremental cumulative Investment Tax Credits ("ITCs") attributable to prior fiscal years. ITCs are generated as a result of the Company incurring eligible Scientific Research & Development expenditures, which, under the "flow-through" method, are credited as a reduction of income tax expense. The Company recorded this $27.0 million reduction in its deferred income tax provision as a result of a favorable tax ruling involving another Canadian technology corporation, but also applicable to the Company.


Net Income

The Company's net income increased by $82.9 million to $446.6 million, or $2.41 per share basic and $2.34 per share diluted, in the first nine months of fiscal 2007 compared to net income of $363.7 million, or $1.91 per share basic and $1.84 per share diluted, in the prior year's comparable period. The $82.9 million increase in net income in the first nine months of fiscal 2007 reflects primarily an increase in gross margin in the amount of $328.8 million, which was offset by an increase of $204.1 million in the Company's research and development and sales and marketing programs. Results for the nine months ended December 2, 2006 also include the effect of the Company adopting SFAS 123(R), resulting in an after-tax stock-based compensation expense in the amount of $12.3 million, or $0.06 per share diluted EPS.

The weighted average number of shares outstanding was 185.2 million common shares for basic EPS and 190.8 million common shares for diluted EPS for the nine months ended December 2, 2006, compared to 190.1 million common shares for basic EPS and 197.2 million common shares for diluted EPS for the comparable period last year.


Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and investments increased by $155.4 million to $1.32 billion as at December 2, 2006 from $1.16 billion as at September 2, 2006. The majority of the Company's cash and cash equivalents, short-term investments and investments are denominated in U.S. dollars as at December 2, 2006.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


A comparative summary of cash and cash equivalents, short-term investments and investments is set out below.


                                           As at December    As at September     Change -
                                              2, 2006           2, 2006           Q3/Q2
                                         -----------------------------------------------------

Cash and cash equivalents                  $   612,817       $   459,648        $ 153,169
Short-term investments                         280,635           237,670           42,965
Investments                                    426,595           467,324          (40,729)
                                         -------------------------------------------------

Cash, cash equivalents, short-term
investments and investments                $ 1,320,047       $ 1,164,642        $ 155,405
                                         =================================================


Three months ended December 2, 2006 compared to the three months ended November 26, 2005

Operating Activities
Cash flow provided by operating activities was $215.3 million in the third quarter of fiscal 2007, compared to cash flow provided by operating activities of $148.3 million in the third quarter of the preceding fiscal year, representing an increase of $67.0 million. The table below summarizes the key components of this net increase.


                                                        Three Months Ended
                                                   December 2,          November 26,     Change - Fiscal
                                                      2006                  2005            2007/2006
                                               ----------------------------------------------------------

Net income                                         $   176,017          $    120,149         $    55,868

Amortization                                            34,642                21,464              13,178
Deferred income taxes                                   16,673               (32,818)             49,491

Changes in:
  Trade receivables                                    (72,144)              (43,806)            (28,338)
  Other receivables                                     (2,157)               (7,500)              5,343
  Inventory                                            (20,410)              (27,956)              7,546
  Accounts payable                                      (9,912)               29,325             (39,237)
  Accrued liabilities                                   49,854                28,549              21,305
  All other                                             42,731                69,203             (26,472)
                                               ----------------------------------------------------------

Changes in working capital items -
  before NTP litigation items                          215,294               156,610              58,684

  Litigation provision                                       -                25,010             (25,010)
  Restricted cash                                            -               (33,334)             33,334
                                               ----------------------------------------------------------

Cash provided from operating activities            $   215,294          $    148,286         $    67,008
                                               ==========================================================

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006



Financing Activities
Cash flow provided by financing activities was $22.2 million for the third quarter of fiscal 2007 resulting primarily from the issuance of share capital on the exercise of stock options. Cash flow used in financing activities of $387.4 million in the fiscal 2006 comparable period was primarily attributable to the repurchase of 6.3 million common shares in the amount of $391.2 million pursuant to the Common Share Repurchase Program.

Investing Activities
Cash flow used in investing activities was $85.0 million for the third quarter of fiscal 2007 and included capital asset additions of $64.1 million and intangible asset additions of $18.7 million. For the third quarter of the prior fiscal year, cash flow used in investing activities was $110.9 million and included transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $59.9 million as well as $51.0 million which included capital asset additions of $43.6 million and intangible asset additions of $7.4 million.

Nine months ended December 2, 2006 compared to the nine months ended November 26, 2005

Operating Activities
Cash flow provided by operating activities was $566.6 million in the first nine months of fiscal 2007 compared to cash flow provided by operating activities of $458.0 million in the first nine months of the preceding fiscal year, representing an increase of $108.6 million. The table below summarizes the key components of this net increase.


                                                       Nine Months Ended
                                                December 2,          November 26,          Change - Fiscal
                                                   2006                 2005                  2007/2006
                                             ------------------------------------------------------------

Net income                                     $    446,567           $    363,724           $    82,843

Amortization                                         92,041                 60,657                31,384
Deferred income taxes                                69,525                 16,103                53,422

Changes in:
  Trade receivables                                (130,430)               (71,968)              (58,462)
  Other receivables                                  (2,461)               (21,232)               18,771
  Inventory                                         (81,406)               (19,389)              (62,017)
  Accounts payable                                   28,128                 62,300               (34,172)
  Accrued liabilities                                75,894                 47,235                28,659
  All other                                          68,729                 73,533                (4,804)
                                             ------------------------------------------------------------

Changes in working capital items -
  before NTP litigation items                       566,587                510,963                55,624

  Litigation provision                                    -                 31,173               (31,173)
  Restricted cash                                         -                (84,158)               84,158
                                             ------------------------------------------------------------

Cash provided from operating activities        $    566,587           $    457,978           $   108,609
                                             ============================================================


                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


Financing Activities
Cash flow used in financing activities was $164.7 million for the first nine months of fiscal 2007 resulting primarily from repurchase of 3.2 million common shares in the amount of $203.9 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options. Cash flow used in financing activities of $375.9 million in the fiscal 2006 comparable period was primarily attributable to the repurchase of
6.3 million common shares in the amount of $391.2 million pursuant to the Common Share Repurchase Program partially offset by the issuance of share capital on the exercise of stock options.

Investing Activities
Cash flow used in investing activities was $249.3 million for the first nine months of fiscal 2007, which included capital asset additions of $176.8 million, intangible asset expenditures of $49.4 million and business acquisitions of $116.0 million, offset in part by transactions involving the proceeds on sale or maturity of short-term investments and investments, net of the costs of acquisition in the amount of $93.0 million. For the first nine months of the prior fiscal year, cash flow provided by investing activities was $41.0 million which included transactions involving the costs of acquisition of short-term investments and investments, net of the proceeds on sale or maturity in the amount of $192.7 million, offset in part by $151.7 million relating to capital asset expenditures of $130.6 million and intangible asset expenditures of $17.3 million.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at December 2, 2006:


                                                               Less than      One to        Four to      Greater than
                                                Total          One Year     Three Years   Five Years      Five Years
                                          -----------------------------------------------------------------------------

Long-term debt                               $      6,865   $       274    $   6,591       $      -      $       -
Operating lease obligations                        75,184         8,627       26,427         12,491         27,639
Purchase obligations and commitments            1,590,653     1,232,918      357,735              -              -
                                          ------------------------------------------------------------------------------

Total                                        $  1,672,702   $ 1,241,819    $ 390,753       $ 12,491      $  27,639
                                          ==============================================================================



Purchase obligations and commitments of $1.59 billion as of December 2, 2006, in the form of purchase orders or contracts, are primarily for the purchase of raw materials, as well as for capital assets and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company may also be liable for certain key suppliers' component part inventories and purchase commitments if the Company's changes to its demand plans adversely affects these certain key suppliers.

As of December 2, 2006, the Company has commitments on account of capital expenditures of approximately $110 million included in the $1.59 billion above, primarily for land and building, manufacturing and information technology, including service operations.

The Company intends to fund current and future capital and intangible asset expenditure requirements from existing financial resources and cash flows.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


The Company has not declared any cash dividends in the last three fiscal years.

Cash, cash equivalents, short-term investments and investments were $1.32 billion as at December 2, 2006. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

The Company has a $100 million Demand Credit Facility (the "Facility") to fund financing and operating requirements of which $16.4 million was utilized as of December 2, 2006 resulting in $83.6 million available for future use. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP matter. As a result of the settlement of the NTP matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $17.5 million to support and secure other operating and financing requirements. As at December 2, 2006, $16.0 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2007 were transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At December 2, 2006, approximately 6% of cash and cash equivalents, 36% of trade receivables and 17% of accounts payable and accrued liabilities are denominated in foreign currencies (November 26, 2005 - 2%, 27%, and 22%, respectively). These foreign currencies include the British Pound, Euro, and Canadian Dollar. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To partially hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at December 2, 2006. As at December 2, 2006, the unrealized gain on these forward contracts was approximately $3.9 million (November 26, 2005 - $23.1 million). These amounts were included in Other current assets and Accumulated other comprehensive income.

To  partially  hedge  exposures   relating  to  foreign  currency   denominated
liabilities, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liabilities. As at December 2, 2006, nil was recorded in respect of this amount (November 26, 2005 - gain of $0.4 million). This amount was included in Selling, marketing and administration expenses.

To partially hedge exposures relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Canadian Dollars, Euros, British Pounds, Japanese Yen and Hungarian Forint, and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at December 2, 2006, a loss of $1.0 million was recorded in respect of this amount (November 26, 2005 - loss of $0.3 million). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. While the Company sells to a variety of customers, three customers comprised 15%, 12% and 10% of trade receivables as at December 2, 2006 (September 2, 2006 - two customers comprised 19%, and 16%). Additionally, four customers comprised 16%, 15%, 12% and 9% of the Company's fiscal 2007 third quarter sales (third quarter of fiscal 2006 - four customers comprised 19%, 17%, 15% and 13%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company mitigates some of this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at December 2, 2006, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of the applicable derivative instruments was 69% (November 26, 2005 - 51%).

The Company is exposed to market and credit risk on its investment portfolio. The Company mitigates this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at December 2, 2006, no single issuer represented more than 12% of the total cash, cash equivalents and investments (November 26, 2005 - no single issuer represented more than 10% of the total cash, cash equivalents and investments).

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results For the Three Months and Nine Months Ended December 2, 2006


Impact of Accounting Pronouncements Not Yet Implemented

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155 Accounting for Certain Hybrid Financial Instruments. SFAS 155 amends SFAS 133 and among other things, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 is in effect for fiscal years beginning after September 15, 2006 and the Company will be required to adopt the standard in the first quarter of fiscal 2008. The Company is currently evaluating what impact, if any, SFAS 155 will have on its financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 Fair Value Measurements. SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after December 15, 2007 and the Company will be required to adopt the standard in the first quarter of fiscal 2009. The Company is currently evaluating what impact, if any, SFAS 157 will have on its financial statements.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in tax positions subject to SFAS 109 Accounting for Income Taxes. FIN 48 provides a recognition threshold and a mechanism to measure and record tax positions taken, or expected to be taken during the filing of tax returns. The mechanism is a two-step process in which the tax position is evaluated for recognition on "a more likely than not" basis that it will be sustained upon examination. If step one is satisfied the position is then evaluated to determine the amount to be recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, interim period accounting, disclosure and transition. FIN 48 is effective for the Company as of the beginning of its fiscal 2008 year. The Company is currently evaluating the impact FIN 48 will have on its financial statements.

Considering  the  Effects  of  Prior  Year   Misstatements   when   Quantifying
Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires that a company consider and evaluate materiality with respect to identified unadjusted errors using both a rollover and iron curtain approach. The rollover approach quantifies a misstatement based on the identified unadjusted item originating in the current year income statement and ignores any portion of the misstatement that originated in a prior period. The iron curtain approach quantifies misstatements that exist in the balance sheet at the end of the current period regardless of the period of origin. Financial statements would be required to be adjusted when either approach results in quantifying a misstatement that is material. SAB 108 is effective for the Company's 2007 fiscal year. The Company is evaluating the impact, if any, that SAB 108 will have on its consolidated financial statements.

                           Research In Motion Limited
                     Incorporated under the Laws of Ontario
                (United States dollars, in thousands)(unaudited)

                    Preliminary Consolidated Balance Sheets

                                                          As at
                                        --------------------------------------
                                           December 2,            March 4,
                                              2006                 2006
                                        -----------------    -----------------

Assets
 Current

   Cash and cash equivalents                 $   612,817         $    459,540
   Short-term investments                        280,635              175,553
   Trade receivables                             448,697              315,278
   Other receivables                              34,335               31,861
   Inventory                                     216,075              134,523
   Other current assets                           33,301               45,035
   Deferred income tax asset                      30,327               94,789
                                        -----------------    -----------------
                                               1,656,187            1,256,579

Investments                                      426,595              614,309

Capital assets                                   437,020              326,313

Intangible assets                                134,966               85,929

Goodwill                                         114,752               29,026
                                        -----------------    -----------------
                                             $ 2,769,520         $  2,312,156
                                        =================    =================

Liabilities
 Current

   Accounts payable                          $   110,773         $     94,954
   Accrued liabilities                           225,993              144,912
   Income taxes payable                           78,272               17,584
   Deferred revenue                               25,971               20,968
   Current portion of long-term debt                 274                  262
                                        -----------------    -----------------
                                                 441,283              278,680

Long-term debt                                     6,591                6,851

Deferred income tax liability                     26,195               27,858
                                        -----------------    -----------------
                                                 474,069              313,389
                                        -----------------    -----------------

Shareholders' Equity                           2,295,451            1,998,767
                                        -----------------    -----------------
                                             $ 2,769,520         $  2,312,156
                                        =================    =================

                           Research In Motion Limited
    (United States dollars, in thousands, except per share data)(unaudited)

               Preliminary Consolidated Statements of Operations


                                                For the Three Months Ended          For the Nine Months Ended
                                              December 2,       November 26,      December 2,       November 26,
                                                  2006              2005              2006              2005
                                             ---------------   ---------------   ---------------   ---------------

Revenue                                          $  835,053        $  560,596       $ 2,106,710       $ 1,504,626

Cost of sales                                       382,295           247,851           945,933           672,649
                                             ---------------   ---------------   ---------------   ---------------
Gross margin                                        452,758           312,745         1,160,777           831,977
                                             ---------------   ---------------   ---------------   ---------------
Expenses

   Research and development                          60,833            41,567           167,973           113,778
   Selling, marketing and administration            145,903            83,965           369,018           219,099
   Amortization                                      20,334            12,797            54,858            34,629
   Litigation                                             -            26,176                 -            39,291
                                             ---------------   ---------------   ---------------   ---------------
                                                    227,070           164,505           591,849           406,797
                                             ---------------   ---------------   ---------------   ---------------

Income from operations                              225,688           148,240           568,928           425,180

   Investment income                                 12,666            17,483            37,323            46,999
                                             ---------------   ---------------   ---------------   ---------------
Income before income taxes                          238,354           165,723           606,251           472,179
                                             ---------------   ---------------   ---------------   ---------------
Provision for income taxes
   Current                                           50,775            75,929            92,770            85,240
   Deferred                                          11,562           (30,355)           66,914            23,215
                                             ---------------   ---------------   ---------------   ---------------
                                                     62,337            45,574           159,684           108,455
                                             ---------------   ---------------   ---------------   ---------------
Net income                                       $  176,017        $  120,149       $   446,567       $   363,724
                                             ===============   ===============   ===============   ===============

Earnings per share

   Basic                                         $     0.95        $     0.63       $      2.41       $      1.91
                                             ===============   ===============   ===============   ===============
   Diluted                                       $     0.93        $     0.61       $      2.34       $      1.84
                                             ===============   ===============   ===============   ===============


See notes to the consolidated financial statements.

                           Research In Motion Limited
                (United States dollars, in thousands)(unaudited)

               Preliminary Consolidated Statements of Cash Flows


                                                              For the Three Months Ended       For the Nine Months Ended
                                                              December 2,    November 26,     December 2,     November 26,
                                                                  2006           2005            2006            2005
                                                              -------------  -------------   -------------   --------------

Cash flows from operating activities

Net income                                                     $   176,017   $   120,149      $   446,567       $  363,724

Items not requiring an outlay of cash:

   Amortization                                                     34,642        21,464           92,041           60,657
   Deferred income taxes                                            16,673       (32,818)          69,525           16,103
   Share-based payment                                               3,682             -           12,591                -
   Other                                                              (840)          335             (685)             381

Net changes in working capital items                               (14,880)       39,156          (53,452)          17,113
                                                              -------------  -------------   -------------   --------------

Net cash provided by operating activities                          215,294       148,286          566,587          457,978
                                                              -------------  -------------   -------------   --------------

Cash flows from financing activities

Issuance of share capital                                           22,221         3,896           39,421           15,490
Common shares repurchased pursuant to Common
   Share Repurchase Program                                              -      (391,212)        (203,933)        (391,212)
Repayment of long-term debt                                            (67)          (58)            (196)            (168)
                                                              -------------  -------------   -------------   --------------

Net cash (used in) provided by financing activities                 22,154      (387,374)        (164,708)        (375,890)
                                                              -------------  -------------   -------------   --------------

Cash flows from investing activities

Acquisition of investments                                         (35,555)      (40,840)         (44,567)         (91,772)
Proceeds on sale or maturity of investments                         30,464         9,022           66,165           36,513
Acquisition of capital assets                                      (64,139)      (43,619)        (176,843)        (130,591)
Acquisition of intangible assets                                   (18,720)       (7,396)         (49,412)         (17,342)
Business acquisitions                                               (4,574)            -         (116,030)          (3,795)
Acquisition of short-term investments                              (41,750)      (70,625)         (63,506)        (184,101)
Proceeds on sale and maturity of short-term
   investments                                                      49,282        42,562          134,878          432,052
                                                              -------------  -------------   -------------   --------------

Net cash (used in) provided by investing activities                (84,992)     (110,896)        (249,315)          40,964
                                                              -------------  -------------   -------------   --------------

Effect of foreign exchange gain on cash and cash
   equivalents                                                         713          (295)             713             (295)
                                                              -------------  -------------   -------------   --------------

Net increase (decrease) in cash and cash equivalents
   for the period                                                  153,169      (350,279)         153,277          122,757

Cash and cash equivalents, beginning of period                     459,648     1,083,390          459,540          610,354
                                                              -------------  -------------   -------------   --------------

Cash and cash equivalents, end of period                       $   612,817   $   733,111      $   612,817       $  733,111
                                                              =============  =============   =============   ==============


See notes to the consolidated financial statements.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006

CASH, CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND INVESTMENTS

Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition and are carried at fair value.

Short-term investments consist of liquid investments with remaining maturities of less than one year. Investments with maturities in excess of one year are classified as non-current investments. All investments are categorized as available-for-sale and are carried at fair value with gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the investments are written down to estimated realizable value by a charge to earnings.


INVENTORY

Inventory is comprised as follows:

                                                     December 2,      March 4,
                                                        2006            2006
                                                    ---------------------------

Raw materials                                        $ 122,749       $ 107,049
Work in process                                         91,812          31,848
Finished goods                                          10,630           3,905
Provision for excess and obsolete inventory             (9,116)         (8,279)
                                                    ---------------------------

                                                     $ 216,075       $ 134,523
                                                    ===========================


CAPITAL ASSETS

Capital assets are comprised of the following:


                                                             December 2, 2006
                                             -----------------------------------------------------
                                                                   Accumulated         Net book
                                                    Cost          amortization          value
                                             -----------------------------------------------------

Land                                              $   31,079        $        -         $   31,079
Buildings, leaseholds and other                      188,419            26,350            162,069
BlackBerry operations and other information
  technology                                         285,713           146,712            139,001
Manufacturing equipment                              109,780            60,327             49,453
Furniture and fixtures                                94,590            39,172             55,418
                                             -----------------------------------------------------
                                                  $  709,581        $  272,561         $  437,020
                                             =====================================================


                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006


                                                                         March 4, 2006
                                                 -----------------------------------------------------
                                                                    Accumulated         Net book
                                                     Cost           amortization          value
                                                 -----------------------------------------------------

Land                                               $   15,647         $        -        $   15,647
Buildings, leaseholds and other                       137,982             19,473           118,509
BlackBerry operations and other information
  technology                                          214,566            112,598           101,968
Manufacturing equipment                                88,563             43,966            44,597
Furniture and fixtures                                 74,548             28,956            45,592
                                                 --------------------------------------------------
                                                   $  531,306         $  204,993        $  326,313
                                                 ==================================================


INTANGIBLE ASSETS

Intangible assets comprise the following:


                                                                December 2, 2006
                                                -------------------------------------------------
                                                                Accumulated        Net book
                                                  Cost          amortization         value
                                                -------------------------------------------------

Acquired technology                              $  58,639        $  16,425         $  42,214
Licenses                                            90,546           64,552            25,994
Patents                                             77,003           10,245            66,758
                                                -------------------------------------------------
                                                $  226,188        $  91,222        $  134,966
                                                =================================================


                                                                  March 4, 2006
                                                -------------------------------------------------
                                                               Accumulated        Net book
                                                 Cost          amortization         value
                                                -------------------------------------------------

Acquired technology                              $  18,373        $   9,465         $   8,908
Licenses                                            82,806           48,576            34,230
Patents                                             50,790            7,999            42,791
                                                -------------------------------------------------
                                                $  151,969        $  66,040         $  85,929
                                                =================================================


BUSINESS ACQUISITIONS

During the third quarter of fiscal 2007, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company's BlackBerry platform. The transaction closed on September 22, 2006. The acquired company's operating results were not material to the Company's operating results in the third quarter of fiscal 2007.

During the second quarter of fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. ("Slipstream"). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006


subscribers, while significantly reducing bandwidth requirements. The operating results of Slipstream were not material to the Company's operating results in the second quarter of fiscal 2007.

During the first quarter of fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. ("Ascendent"). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies. The operating results of Ascendent were not material to the Company's operating results in the first quarter of fiscal 2007.

During the first quarter of fiscal 2006, the Company purchased 100% of the common shares of a company whose proprietary software was incorporated into the Company's BlackBerry platform. The transaction closed on March 24, 2005.

In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to December 2, 2006.

The following table summarizes the preliminary fiscal 2007 fair value allocations of the purchase price of the assets acquired and liabilities assumed at the date of acquisition along with prior year's acquisition allocations:


                                            For the three months ended        For the nine months ended
                                        --------------------------------------------------------------------
                                          December 2,      November 26,     December 2,      November 26,
                                              2006             2005            2006             2005
                                        --------------------------------------------------------------------

Assets purchased

     Current assets                      $    294          $     -        $   3,705         $    158
     Capital assets                             -                -              802                -
     Deferred income tax asset                654                -            5,460              259
     Acquired technology                    1,334                -           40,266            6,223
     Goodwill                               3,272                -           85,726                -
                                        -------------------------------------------------------------
                                            5,554                -          135,959            6,640
                                        -------------------------------------------------------------

Liabilities assumed                           500                -            8,595              645
Deferred income tax liability                 480                -           11,334            2,200
                                        -------------------------------------------------------------
                                              980                -           19,929            2,845
                                        -------------------------------------------------------------

Net non-cash assets acquired                4,574                -          116,030            3,795

     Cash acquired                             89                -            3,649                3
                                        -------------------------------------------------------------
Net assets acquired                      $  4,663          $     -        $ 119,679         $  3,798
                                        =============================================================


The purchase price allocations for the fiscal 2007 acquisitions will be finalized in the fourth quarter of fiscal 2007. The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology, and is amortized over periods ranging from two to five years.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006


PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

The change in the Company's warranty expense and actual warranty experience for the nine months ended December 2, 2006, as well as the accrued warranty obligations as at December 2, 2006, are set forth in the following table:

     Accrued warranty obligations as at March 4, 2006               $  22,387
     Warranty costs incurred for the nine months ended
       December 2, 2006                                               (29,363)
     Warranty provision for the nine months ended December 2, 2006     36,358
     Adjustments for changes in estimate for the nine months
       ended December 2, 2006                                           3,100
                                                               ---------------
Accrued warranty obligations as at December 2, 2006                 $  32,482
                                                               ===============


FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the first nine months of fiscal 2007 includes $2.7 million with respect to a foreign exchange loss (fiscal 2006 - foreign exchange loss of $2.2 million). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its U.S. dollar functional currency.


COMMITMENTS AND CONTINGENCIES

(a)  Credit Facility

The Company has a $100 million Facility to fund financing and operating requirements of which $16.4 million was utilized as of December 2, 2006 resulting in $83.6 million available for future use. The Company has pledged specific investments as security for this Facility. The Company had previously utilized $48 million of the Facility in order to fund a letter of credit to partially satisfy the Company's liability and funding obligation in the NTP, litigation matter. As a result of the settlement of the NTP litigation matter, the Company cancelled the letter of credit on March 6, 2006.

The Company has an additional demand facility in the amount of $17.5 million to support and secure other operating and financing requirements. As at December 2, 2006, $16.0 million of this facility was unused. A general security agreement and a general assignment of book debts have been provided as collateral for this facility.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006


(b)  Litigation

The Company was the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. On March 3, 2006, the Company and NTP jointly announced that they signed definitive licensing and settlement agreements. All terms of the agreement were finalized and the litigation against RIM was dismissed by a court order on March 3, 2006. The agreement eliminated the need for any further court proceedings or decisions relating to damages or injunctive relief. On March 3, 2006, RIM paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. As the litigation was settled in fiscal 2006, no amount is reflected in the results of operations for fiscal 2007. The Company recorded an expense of $26.2 million in the third quarter of fiscal 2006 to account for the full writedown of the acquired NTP license that was recorded in March 2005 which, after accumulated depreciation, had net book value of $18.3 million as well as an expense of $7.9 million to account for incremental current and estimated legal and professional fees in connection with this litigation.

In November 2003, Inpro II Licensing S.a.r.l. ("Inpro II") filed an action in the United States District Court for the District of Delaware (the "U.S. Inpro Action") asserting United States Patent No. 6,523,079 against both RIM and one of its customers. RIM was successful in the District Court, and the matter was heard on appeal on December 8, 2005 at the Federal Circuit. On May 11, 2006, the Federal Circuit released its decision which affirmed the District Court's dismissal. On May 25, 2006, Inpro II filed a petition for panel rehearing and rehearing en banc with the Federal Circuit, which petition was denied on June 19, 2006. Inpro II did not file a petition for certiorari with the United States Supreme Court within the time allowed and therefore the final judgment dismissing the U.S. Inpro Action in its entirety is final and binding, and Inpro II has no further appeal rights. As a result, no amount has been recorded in these consolidated financial statements as at December 2, 2006 as the action has been dismissed.

Eatoni Ergonomics, Inc. ("Eatoni") has alleged that RIM's BlackBerry 7100 Series infringes the claims of United States Patent No. 6,885,317. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amount, if any, with respect to this action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.

On August 31, 2005, Morris Reese ("Reese") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division, against Research In Motion Corporation, along with 7 other defendants alleging infringement of United States Patent No. 6,427,009. A definitive settlement agreement was entered into between RIM and Reese on June 29, 2006. The amount of the settlement is not material to these financial statements. Reese agreed to a dismissal of the litigation and all claims against RIM and its customers as part of the settlement. The action was dismissed by the court on July 12, 2006.

By letter dated February 16, 2004, T-Mobile Deutschland GmbH ("TMO-DG") and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary, Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones. On February 16, 2006, a partial judgment was issued by the Court of Appeals in Dusseldorf which rejected Neomax's damage claim based upon negligent patent infringement and ordered the scheduling of further evidentiary proceedings. On April 3, 2006, Neomax filed an appeal before the German Federal Supreme Court for Civil Matters (BGH) seeking to overturn the partial judgment by the Court of Appeals in Dusseldorf. A decision on the BGH appeal is expected within twelve months. At this time, the

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006


likelihood  of damages or  recoveries  and the ultimate  amounts,  if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.

On May 9, 2005, RIM-UK filed an action against Inpro Licensing S.a.r.l. ("Inpro") in the High Court of Justice (Chancery Division, Patents Court) (the "High Court") in London, England. The action sought a declaration that the UK patent, designated under European Patent EP 0892947B1 ("the B1 Patent"), was invalid and an order that the patent be revoked. On February 2, 2006, the High Court ruled in favor of RIM that all patent claims in the B1 Patent are invalid. Inpro has appealed the High Court's decision and a hearing is scheduled to begin on January 15, 2007. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.

By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK notice of a claim for indemnity in relation to litigation in Dusseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the
"Litigation") for infringement of the B1 Patent. The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. On January 27, 2006, the court declared the B1 Patent invalid. Inpro has appealed the court's decision and an appeal will not be heard until some time in 2008. On March 21, 2006, the court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.

On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the "Marshall District Court"), against the Company alleging infringement of four patents (United States Patent No. 6,023,708, 6,085,192, 6,151,606 and
6,708,221) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the "Dallas District Court") alleging that the Visto 6,085,192, 6,151,606, and 6,708,221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding complaints of infringement against Visto for infringement of United
States Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM's amended complaint by filing a declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 is invalid and/or not infringed. The declaratory judgment complaint filed by RIM in the Dallas District Court against Visto's United States Patents Nos. 6,085,192, 6,151,606 and 6,708,221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 has been consolidated with the declaratory judgment action filed by RIM against Visto's patent No, 7,039,679 into one case. RIM's complaint filed against Visto for infringement of RIM's United States Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, 7,039,679) has been dismissed to allow RIM to refile those complaints in the Marshall District Court. RIM's motion to amend its response to add an infringement claim under the RIM's 6,389,457 and 6,219,694 patents to the Marshall District Court action is now pending in the Marshall District Court. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.

On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM's Canadian Patent No. 2,245,157; 2,356,073 and 2,356,046. Proceedings are currently pending.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006



On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto's U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM's actions in the U.K. do not infringe the same patent. Proceedings are currently pending.

On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto's patent no. EP 0996905 invalid and declare that RIM's activities in Belgium, France, Italy , Germany, the Netherlands and Spain do not infringe patent EP 0996905. Proceedings are currently pending.

On May 31, 2006, RIM filed a declaratory judgment action in the Northern District of Texas against DataQuill BVI, Ltd. in which RIM seeks a ruling that the United States Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.

On July 26, 2006, Williams Wireless Technologies filed a complaint against RIM Corporation and five other defendants in the United States District Court for the Eastern District of Texas alleging infringement of United States Patent No. 4,809,297 (the `297 patent). Williams Wireless seeks an unspecified amount of damages for past infringement of the `297 patent. The `297 patent expired on February 28, 2006. RIM responded to the complaint in October 2006 that the patent was invalid and not infringed. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at December 2, 2006.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006



SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:


                                          For the three months ended          For the nine months ended
                                     ------------------------------------------------------------------
                                       December 2,      November 26,       December 2,     November 26,
  Revenue                                  2006             2005               2006            2005
                                     ------------------------------------------------------------------

  Canada                              $   72,505        $   39,536        $   169,151      $  124,436
  United States                          460,680           389,101          1,208,532         983,520
  Other                                  301,868           131,959            729,027         396,670
                                     -----------------------------------------------------------------
                                      $  835,053        $  560,596        $ 2,106,710      $1,504,626
                                     =================================================================

  Revenue

  Canada                                    8.7%              7.1%               8.0%            8.3%
  United States                            55.2%             69.4%              57.4%           65.4%
  Other                                    36.1%             23.5%              34.6%           26.4%
                                     -----------------------------------------------------------------
                                          100.0%            100.0%             100.0%          100.0%
                                     =================================================================


                           Research In Motion Limited
          Additional Financial Information on the Preliminary Results
       For the Three Months Ended and Nine Months Ended December 2, 2006


                                           For the three months ended           For the nine months ended
                                      --------------------------------------------------------------------
                                         December 2,       November 26,       December 2,     November 26,
Revenue mix                                 2006               2005              2006             2005
                                      --------------------------------------------------------------------

  Devices                                $  625,626         $  391,880       $ 1,533,185      $ 1,048,713
  Service                                   142,532            103,839           387,985          266,349
  Software                                   43,235             39,594           123,928          127,588
  Other                                      23,660             25,283            61,612           61,976
                                      --------------------------------------------------------------------
                                         $  835,053         $  560,596       $ 2,106,710      $ 1,504,626
                                      ====================================================================

                                                                              As at
                                                                 ---------------------------------
                                                                    December 2,        March 4,
Capital assets, intangible assets and goodwill                         2006              2006
                                                                 ---------------------------------

  Canada                                                           $     595,905      $   398,965
  United States                                                           53,108           26,378
  Other                                                                   37,725           15,925
                                                                 ---------------------------------
                                                                   $     686,738      $   441,268
                                                                 =================================

Total assets

  Canada                                                           $     963,458      $   745,691
  United States                                                          762,108          629,980
  Other                                                                1,043,954          936,485
                                                                 ---------------------------------
                                                                   $   2,769,520      $ 2,312,156
                                                                 =================================




CASH FLOW INFORMATION

Net changes in working capital items:


                                             For the three months ended        For the nine months ended
                                        ---------------------------------------------------------------------
                                           December 2,      November 26,      December 2,     November 26,
                                              2006              2005              2006            2005
                                        ---------------------------------------------------------------------

Trade receivables                         $  (72,144)       $  (43,806)      $ (130,430)      $ (71,968)
Other receivables                             (2,157)           (7,500)          (2,461)        (21,232)
Inventory                                    (20,410)          (27,956)         (81,406)        (19,389)
Restricted cash                                    -           (33,334)               -         (84,158)
Other current assets                          (1,782)           (6,605)          (9,075)         (9,054)
Accounts payable                              (9,912)           29,325           28,128          62,300
Accrued liabilities                           49,854            28,549           75,894          47,235
Accrued litigation                                 -            25,010                -          31,173
Income taxes payable                          39,794            76,008           61,153          82,266
Deferred revenue                               1,877              (535)           4,745             (60)
                                        ----------------------------------------------------------------
                                          $  (14,880)       $   39,156       $  (53,452)      $  17,113
                                        ================================================================


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                RESEARCH IN MOTION LIMITED
                                         --------------------------------------
                                                       (Registrant)

Date:    January 16, 2007                By:  /S/ DENNIS  KAVELMAN
         -------------------------            ---------------------------------
                                              Name:  Dennis Kavelman
                                              Title: Chief Financial Officer